Date of this Preliminary Offering Circular: May 11, 2012

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
Amendment No. 3

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUNDRISE 1351 H STREET, LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

Fundrise Fund LLC
1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036
(202) 584-0550
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Fundrise Fund LLC
1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036
(202) 584-0550
Attn: Benjamin S. Miller
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500 (Primary standard Industrial Classification Code Number)	45-3457135 (I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Fundrise Fund LLC (issuer's Parent owner, record owner, promoter & affiliate)	1519 Connecticut Avenue NW Suite 200 Washington DC 20036	N/A
Fundrise Fund Manager, LLC (issuer's Manager, record owner, promoter & affiliate)	1519 Connecticut Avenue NW Suite 200 Washington DC 20036	N/A
O'Melveny & Myers, LLP (issuer's counsel)	1625 Eye Street, NW Washington, DC 20006	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Fundrise 1351 H Street, LLC, (the "Company").

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Washington DC and Virginia.

The securities to be offered in connection with this proposed offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Units to Fundrise Fund LLC. Fundrise Fund LLC contributed $490,385 in capital in exchange for the Class A Membership Units it received.

(b) Fundrise Fund LLC, the owner of all of the Company's Class A Membership Units, sold unregistered securities within one year prior to the filing of this Form 1-A. Specifically, Fundrise Fund LLC sold 10 units of Class B Membership Units of Fundrise Fund LLC in a private offering that was exempt from registration pursuant to the exemption provided by Rule 506 under the Securities Act of 1933. To date, Fundrise Fund LLC has received a total of $612,500, with each unit sold for $50,000, except for one unit which was split into an increment that sold for $12,500. The following are the purchasers of the Class B Membership Units of Fundrise Fund LLC: Haniel Lynn, Noah Stein, Herbert Miller, Patrice Miller, Michael Douglass, Benjamin Miller, and Daniel Miller.

(c) The sales by Fundrise Fund LLC described above were made without registration under the Securities Act of 1933 in reliance on the exemption provided by Rule 506 of Regulation D promulgated thereunder. A Form D was filed with regard to this offering on September 23, 2011.

ITEM 6. Other Present or Proposed Offerings

Fundrise Fund LLC is currently offering Class B Membership Units of Fundrise Fund LLC without registration in reliance on the exemption provide by Rule 506. Neither the issuer nor any of its affiliates is contemplating any other offering of securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

Date of this Preliminary Offering Circular: May 11, 2012

The information in this preliminary Offering Circular is not complete and may be changed. We and the selling members may not sell these securities until the Offering Circular filed with the Securities and Exchange Commission is qualified. This preliminary Offering Circular is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PART II
OFFERING CIRCULAR

Fundrise 1351 H Street, LLC

1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036
(202) 584-0550

Dated: May 11, 2012

3,250 Class B Membership Units

This Offering Circular relates to the offering (the "Offering") of up to 3,250 Class B Membership Units (the "Units") in Fundrise 1351 H Street, LLC (the "Company", "we" or "us"). Each Unit will represent the right to .0087% of the distributions of Cash Flow of the Company. The Units will have no voting rights. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 3,250 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Manager (the "Offering Period"). See the section entitled "Distributions" for a discussion of the term "Cash Flow."

Fundrise Fund LLC (the "Manager") is the sole member of the Company and currently owns 8,250 Class A Membership Units. There currently are no other Class A Membership Units and no Class B Membership Units outstanding. If all 3,250 Units are purchased, they would represent 28.26% of all issued and outstanding membership interests, with the aggregate right to *pro-rata* share of any distributed Cash Flows.

This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will use their commercially reasonable best efforts in an attempt to sell the Units. Messrs. Miller will not receive any commission or any other remuneration for these sales. In offering the Units on our behalf, Messrs. Miller will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Units will be offered for sale at a fixed price of $100.00 per Unit. If all of the Units are purchased, the gross proceeds to us will be $325,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's Third Amended and Restated Operating Agreement, dated March 30, 2012 and attached as Exhibit 3 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Manager.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 5 of this Offering Circular for a discussion of the following and other risks:

- Since its inception through December 31, 2011, the Manager has recorded a net loss and has had no revenue;
- The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property;
- The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives;

- The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;
- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;
- Your investment is highly illiquid and the Company does not intend to provide any liquidity options;
- If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated; and
- The interest of the Manager, the principals and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price to the Public	Commissions	Net Proceeds (25% of Units Sold)	Net Proceeds (50% of Units Sold)	Net Proceeds (75% of Units Sold)	Net Proceeds (100% of Units Sold)
Per Unit	**$100**	**N/A**	**$100**	**$100**	**$100**	**$100**
Total (1)	$325,000	N/A	$81,250	$162,500	$243,750	$325,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $50,000.

Date of this Preliminary Offering Circular: May 11, 2012

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE DISTRICT OF COLUMBIA AND VIRGINIA STATE SECURITIES REGULATORY BODIES, THE SECURITIES REGULATORY BODY IN THE DISTRICT OF COLUMBIA AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Preliminary Offering Circular: May 11, 2012

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 44 pages.

Date of this Preliminary Offering Circular: May 11, 2012

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Fundrise 1351 H Street, LLC, a Delaware limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Business

General

Fundrise 1351 H Street, LLC is a development stage company that was formed on September 12, 2011, as a Delaware limited liability company. Our executive offices are located at 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036, (202) 584-0550. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 1351 H Street, NE in Washington DC (the "Property"). We have a limited operating history and have generated limited revenue.

Our Manager, Fundrise Fund LLC, a Delaware limited liability company, owns all of our Class A Membership Units, giving it sole voting and management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is controlled by Fundrise Fund Manager LLC, whose co-managers, Benjamin S. Miller and Daniel S. Miller together, control all of the Manager's voting and management rights.

The Property

The Property is located at 1351 H Street, NE, Washington DC in the H Street corridor's emerging entertainment zone, and consists of: (i) a two-story 2,588 square-foot masonry building, (ii) a 712 square-foot basement, (iii) a 900 square-foot patio, and (iv) a 1070 square-foot garage. The Property is in total 5,270 net leasable square feet. The Property is currently vacant. The Property sits adjacent to Rock & Roll Hotel along the south side of 1300 block of H Street.

The Business Plan

The Company acquired the Property on October 4, 2011. Following this acquisition of the Property, the Company plans to renovate or redevelop the Property. In connection with the renovation or redevelopment of the Property, the Company has been employing community-based input, otherwise known as "crowdsourcing," by allowing residents of the community in which the Property sits to provide their views on the ultimate use of the Property.

The Property is currently encumbered by a mortgage whereby a first-lien deed of trust secures a variable promissory note (the "Note") to Branch Banking & Trust Company ("BB&T") in the total potential principal amount of $861,000, of which $465,672 was drawn down since purchase and the remaining $395,328 will be used for the Property redevelopment. The Note is guaranteed by Benjamin S. Miller, Daniel S. Miller, and the Daniel S. Miller Trust. The Company marketed the Property for lease using an online platform, called Popularise.com, which seeks input from the local community on the potential uses and tenants for the Property. Under the Lease, an affiliate of the Manager will oversee a renovation of the building, including a new façade, the gutting of the two structures, and a buildout (such as sprinklers, electrical, plumbing, roofing, and carpentry).

We believe that a fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, while providing for long-term appreciation of the Property as H Street continues its growth. Management expects to lease the property for approximately $150,000 triple-net a year, which if achieved will offer Class B investors a roughly 12.8% forecasted annual return on investment over the course of a 10-year lease term. In addition, Management expects long-term appreciation in the overall local real estate market due to the imminent completion of the first trolley line in Washington, DC and more than 1,000 residential units under construction or in planned unit development.

The Company has entered into a lease ("Lease") with Maketto, LLC ("Maketto"). Pursuant to the Lease, upon opening, Maketto would pay a base rent in year one of $150,000, with annual rent increases of 3% thereafter. In addition to the base rent, pursuant to the Lease, Maketto would pay the Company thirty percent (30%) of Maketto's net profits as additional rent. Maketto would be responsible for all real estate taxes, insurance, and utilities. Investors should not rely on any potential profit sharing with Maketto when making an investment decision.

Maketto is a joint venture between Toki Restaurant Group and DURKL, Inc., who have teamed up to create a new retail-entertainment experience in Washington, DC. Maketto, which means "market" in Japanese, is projected to be a fashion and food destination inspired by the traditional night markets of Asia, featuring individual stalls selling small plates, drinks, footwear, and clothing.

The Offering

Issuer	Fundrise 1351 H Street, LLC, a Delaware limited liability company.
Manager	Fundrise Fund LLC, a Delaware limited liability company.
Security Offered	Class B Membership Units. Each Unit will represent the right to 0.0087% of the distributions of Cash Flow of the Company (subject to dilution in the case of the issuance of more than 3,250 Class B Membership Units, or other interests).
Price per Unit	$100
Minimum Offering	None.
Maximum Offering	$325,000 (3,250 Units).
Minimum Investment	$100 (i.e., one Unit at $100 per Unit).
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of all 3,250 Units, (2) one year after the date of this Offering Circular, or (3) at such date prior to one year as may be determined by the Manager. The Offering may be terminated at our election at any time.
Investors	Those persons who purchase Units in accordance with the terms of this Offering. The Manager and/or one or more of its affiliates, including WestMill Capital Partners ("WestMill"), the development company wholly owned by Benjamin S. Miller and Daniel S. Miller. Messrs. Miller may participate in the Offering on the same terms as other Investors.
Interest Holders	Those persons who hold an interest in the Company as a member of the

Company.

Manager Fee Schedule

Sale of the Property: 1% of the sales price of the Property
Development of the Property: (A) $50,000 for the initial 12-month development of the Property, and (B) following the completion of the initial 12-month development period, 3.5% of total development costs spent on the Property thereafter;
Leasing of the Property: 3% of base rent of initial term; 1% of base rent of renewal term
Asset Management: 1% of the cash investment in the Property per year
Refinancing: 1% of the amount of any refinancing of the Property.

Voting Rights

Investors will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve.

Distributions

All Cash Flow shall be distributed and applied by the Company in the following order of priority: (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a *pro-rata* and *pari passu* basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders on a *pari passu* basis in proportion to their percentage interests. See the "Distributions" section. **No assurances can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.**

Dilution

Following this Offering, assuming all the Units are sold, the Class B Membership Units will equal 28.26% of all outstanding and issued membership interests of the Company and the Manager, as the sole Class A member shall hold a 71.74% percentage interest.

Use of Proceeds

The net proceeds of this Offering will be used (i) to provide tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Expenses of the Offering are estimated to be approximately $50,000.

Transfer Restrictions

The Operating Agreement restricts the transferability of the Units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The Operating Agreement also provides for drag-along rights, which allows the Manager to sell all the interests in the Company including the individual interests of the Class B members. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.

Repurchase Rights

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Manager. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

Liquidity of Units There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors.

Exchange Act Disclosure The Company is not required to provide disclosure pursuant to the Exchange Act.

Risk Factors An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in Washington DC and Virginia and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction that this Offering is not registered. This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will attempt to sell the shares to prospective Investors without the use of an underwriter. We will not pay any commission or other remuneration to Messrs. Miller for these efforts. Messrs. Miller intend to utilize the Fundrise platform as part of their efforts in offering and selling the Units; however, Fundrise will not receive any commission or other remuneration for providing this service.

Summary Financial Information

Balance Sheet Data	**From inception September 12, 2011 to December 31, 2011 (audited)**
Cash	$56,558
Prepaid Expenses	$6,120
Deferred financing costs	$33,152
Construction in progress	$84,612
Fixed Assets (Land & Building)	$825,000
Total Assets	**$1,005,442**
Accounts payable	$33,107
Accrued interest payable	$1,693
Due to affiliates	$84,350
Long-term Liabilities - Loans	$465,672
Total Liabilities	**$584,822**
Total Member Equity	**$420,620**
Total Liability and Equity	**$1,005,442**

Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our Manager, Fundrise Fund LLC, at 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036. Our telephone number is (202) 584-0550 and our email address is support@fundrise.com.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

Manager's net loss and lack of revenue.

Since its inception through December 31, 2011, our Manager has recorded a net loss and has had no revenue. Such losses have been due to expenses related to start-up costs incurred as the Manager grew its business and established the Company. There can be no assurance that the Manager will generate significant revenues or be profitable in the future. If the Manager is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of its Class A Membership Interests.

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance of additional membership interests or securities convertible into membership interests. If we issue additional membership interests or convertible securities, our then-existing Interest Holders may face substantial dilution. In addition to diluting our then-existing Interest Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the Property. Equity interests in the subsidiaries of the Company planned to hold title to the Property may also be publicly or privately offered. Such offerings would have the effect of indirectly diluting members of the Company. Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable terms or at all. The only cash immediately available to us is the cash in our bank account. Assuming that this Offering is fully subscribed and all 3,250 Units are sold, there will be an immediate increase in net tangible book value of approximately $78,412 (18.6%) to the Class A member (or approximately $9.50 per Class A Membership Unit) and an immediate decrease in net tangible book value of approximately $128,411 (39.5%) to new Investors purchasing Units in the Offering (or approximately $39.51 per Unit).

The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives.

The Company has not established any minimum offering amount that must be raised to carry out the business objectives contemplated in the offering document. There is no assurance that the Company will raise sufficient funds to carry out its business objectives, including payment of offering expenses, provision for tenant allowance, establishment of debt service reserves, provision for other construction cost contingencies and other working capital needs.

The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Manager's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Manager, the principals and its other affiliates have not previously developed a project similar to the Property, although the principals and other affiliates of the Manager have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. No assurances can be given that the Company can operate profitably.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- changes in the general economic climate and market conditions, those applicable to Washington, DC, or those applicable to the H Street NE Corridor;
- changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;
- complications involving the renovation or redevelopment of the Property;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining assets after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Property could become vacant and we may not be able to find a replacement tenant.

Although the Company has recently signed the Lease, the Property could become vacant. In such a circumstance, the Company may not be able to find a replacement tenant willing to rent the Property on commercially reasonable terms or at all. If the Company is unable to secure a replacement tenant for the Property, the Company may have no Cash Flow, may require additional capital to maintain the Property, and may be forced to find a replacement tenant. If the Company cannot find a suitable tenant, in a reasonable amount of time or at all, it may not receive any revenues at all and it may be forced to use its existing assets to cover the costs for property operating costs, debt service, insurance, and real estate taxes.

If the Company is able to lease the Property, the Company's revenues, if any, will likely be derived from one tenant, and the loss of that tenant could leave the Company without revenues if a suitable replacement is not found.

All of the Company's projected revenues will likely be derived from one tenant, which the Company anticipates will fund all property operating costs, insurance and real estate taxes. If such tenant were to elect not to extend any lease or were to otherwise abandon the lease and no suitable replacement could be found, the Company would have no Cash Flow, could require additional capital to maintain the Property, and could be forced to find a replacement tenant. If the Company were unable to find a suitable replacement tenant, in a reasonable amount of time or at all, its revenues could decrease or it could not receive any revenues at all and it could be forced to cover the costs for property operating costs, insurance and real estate taxes.

The ability of any new business to continue as a going concern is uncertain, and a default by a tenant could result in the Property becoming vacant and difficult to re-lease.

The Property may be leased to a tenant operating a new business, and it is uncertain that such business will have the ability to continue as a going concern. In the event that a tenant defaults on a lease, the Property may become vacant, and we may be unable either to re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures relating to the Property. In addition, we could experience delays in enforcing our rights against, and collecting rents and other expenses due from the tenant. Finally, we may have to incur substantial expenditures in connection with any re-leasing, as the Property is expected to be specifically suited to a tenant. Any delay or substantial expenditures we experience in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make distributions to our stockholders.

If the Company decides to renovate or redevelop the Property, it may be unsuccessful.

Assuming the Company moves forward with the Lease, it plans to renovate or redevelop the Property. The Company may be unsuccessful in its renovation or redevelopment efforts due to a variety of factors, including mismanagement, the poor selection of third-party contractors, an inability to raise the necessary capital to complete the renovation or redevelopment, changes in zoning laws and increases in construction costs. If the renovation or redevelopment effort is delayed, suffers significant cost increases, does not prove as valuable as projected or cannot be completed, the Company may become unprofitable or be forced to dispose of the Property for a price that is less than the Company's then outstanding liabilities.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and property in the Washington, DC area, particularly within the H Street neighborhood where the Property is located and in surrounding areas. A lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Manager.

The Company may also face competition from properties owned or controlled by affiliates of the Manager. Currently, affiliates of the Manager are under-contract to purchase a property at 906 H Street NE and also own property located at 1207 H Street NE, which is currently leased to AutoZone. If AutoZone were to vacate, it could result in affiliates of the Manager directly competing with the Property. Affiliates of the Manager may also acquire or lease other property in the same neighborhood as the Property.

The Company may be subject to the risks of leverage.

The Company has obtained a mortgage on all of the Property and is required to not exceed certain debt service coverage ratios and loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected, the Company may not have sufficient Cash Flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company will face a risk of forfeiture or foreclosure of its interest in the Property.

The Manager's liability will be limited.

Pursuant to the Operating Agreement, the Manager, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities or expenses (including reasonable legal fees, expenses and related charges and cost of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Manager, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Manager is requested to take or refrained from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes, or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms, if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenants or third-parties thereon or could force the Company to cease leasing the Property.

The Company may never make distributions.

Payment of distributions and the amounts thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Interest Holders, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

You may be liable in certain circumstances for the repayment of distributions.

You are not personally liable for any debts or losses of the Company beyond the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. However, you may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our

Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class B Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The shareholders lack of voting rights gives all control under the Operating Agreement to the Manager. The Manager's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

The Company does not maintain key man life insurance for the principals of the Manager.

The Company depends on the continued contributions of the principals of our Manager, Benjamin S. Miller and Daniel S. Miller, who handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on either of their lives and the loss of services of either of these individuals could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

RISKS RELATED TO THE OFFERING

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment.

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options.

There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors. Additionally, the Operating Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and requires an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

The Company may exercise its right of repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. If the Company exercises this right, then you will no longer be Members of the Company. While the Company will be entitled to exercise this right of repurchase, it has not made any determination to exercise this right of repurchase as of the date hereof, and does not intend to exercise the right of repurchase for so long as the Company remains a going concern.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Manager and their affiliates.

Benjamin S. Miller and Daniel S. Miller are principals in the Manager which provides asset management and other services to and will receive fees from the Company at prevailing market rates. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Interest Holders and the value of the Securities.

The interest of the Manager, the principals and its other affiliates may conflict with your interests.

The Operating Agreement provides the Manager with broad powers and authority which could result in one or more conflicts of interest between your interests and those of the Manager, the principals and its other affiliates. This risk is increased by the Manager being controlled by Daniel S. Miller and Benjamin S. Miller, brothers who anticipate participating directly or indirectly in the Offering and may own a substantial percentage of the Class B Membership Units upon completion of the Offering. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, the principals and/or its other affiliates may acquire and operate other real estate projects for their own respective accounts, whether or not competitive with the Property;

- the Manager, the principals and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the Manager, the principals and its other affiliates for their own benefit;

- the Company may engage the Manager or affiliates of the manager to perform services at prevailing market rates. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis;

- the Manager, the principals and its other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and

- the Company, the Manager, and the prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of the Operating Agreement or the Subscription Agreement, or this Offering.

Certain affiliates of the Company may, from time to time, loan the Company funds to pay third-party costs of the Property and some or all of the proceeds of the Offering or distributions could be used to repay such loans with interest.

In the event that Cash Flow from the property is insufficient to pay third-party costs, such as accounting fees, real estate taxes, and/or debt service, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company the funds necessary to pay such shortfalls on commercially reasonable terms. Proceeds of the Offering or future distributions may be used in whole or in part to repay any such loans, with interest.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware are set forth below. The effect of certain tax consequences on an Interest Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the State of Delaware. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Because the partnership will be doing business in the District of Columbia, it may have to file a tax return in and be subject to the payment of income tax in the District of Columbia pursuant to the DC unincorporated business franchise tax. Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Interest Holders or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Interest Holders' personal tax returns, and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change in the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Interest Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Interest Holders may have possible Federal income tax liability in excess of cash distributions.

The Manager believes that there is a reasonable basis to assume that the Company will be treated as a partnership for federal income tax purposes and will not be subject to federal income tax. Each Interest Holder will be taxed on the Interest Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Interest Holders. An Interest Holder's allocable share of the Company's cash distribution is subject to federal income taxation only to the extent the amount of such distribution exceeds the Interest Holder's tax basis in the Interest Holder's interest at the time of the distribution. Additionally, distributions, which exceed the amount for which an Interest Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that an Interest Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on an Interest Holder's allocable share of the Company's taxable income may exceed distributions to such Interest Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publicly that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of an Interest Holder by decreasing the allowable deduction attributed to each Interest Holder for the year in question.

Tax auditing procedures will be under control of the manager.

Any audit of items of income, gain, loss or credits of a Company will be administered at the partnership level. The decisions made by the Manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Interest Holders.

Changes in Federal income tax laws and policies may adversely affect Interest Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Interest Holders.

Risks related to tax shelter - imposition of accuracy-related penalty on underpayments (Code Section 6662).

An Interest Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Interest Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or a personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (25%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Manager believes that that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Interest Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income tax return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the Internal Revenue Service.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A - Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A - Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same type of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other taxpayers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON THE ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds", contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this preliminary Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the State of Delaware that owns and manages the fee simple real estate located at 1351 H Street, NE, Washington DC 20002 (the "Property"). The primary purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property, which consists of (i) a two-story 2,588 square-foot masonry building, (ii) a 712 square-foot basement, (iii) a 900 square-foot patio, and (iv) a 1,070 square-foot garage. The Property is in total 5,270 rentable square feet. The Property is currently vacant. The Property lots numbered One Hundred Forty-seven (147) and One Hundred Forty-eight (148) in Square Ten Hundred Twenty-seven (1027) in the subdivision made by Ruby H. Hall, as per plat recorded in the Office of the Surveyor for the District of Columbia in Liber 64 at folio 95.

Key Property Strengths

- Located on the active 1300 block of H Street, next door to Rock & Roll Hotel
- Property and outdoor patio are well-suited for a restaurant or entertainment venue
- Trolley line on H Street under-construction and scheduled to open in 2013
- Growing local real estate market of H Street NE

Key Financial Projections

- 4.6% projected annual yield/dividend upon tenant rent commencement
- 12.8% projected annual return on investment

Upon acquiring the Property, WestMill began working with an experienced architect and design team to create a prime retail space. The Property is well-positioned for renovation, with an adaptable façade and a deeper-than-usual lot, which can be turned into outdoor patio space.

The size and shape of the building make it suitable for a restaurant space. We estimate that it will take nine months to design, permit, and build-out the space, and that at least $600,000 in renovations (both hard and soft costs) will be necessary for renovation construction and leasing. The Company marketed the Property for lease using an online platform, called Popularise.com, which seeks input from the local community on the potential uses and tenants for the Property. Under the Lease, an affiliate of the Manager will oversee a renovation of the building, including a new façade, the gutting of the two structures, and a buildout (such as sprinklers, electrical, plumbing, roofing, and carpentry).

The Manager has recently entered into the Lease with Maketto. Pursuant to the Lease, upon opening, Maketto would pay an annual base rent in year one of $150,000 (approximately $28.25 per square foot), with annual rent increases of 3% thereafter. Year one of the base rent will commence upon the earlier of Maketto's opening or February 1, 2013, and continue for a period of twelve months thereafter. In addition to the base rent, pursuant to the Lease, Maketto would pay the Company thirty percent (30%) of Maketto's net profits as additional rent. Maketto would be responsible for all real estate taxes, insurance, and utilities. Investors should not rely on any potential profit sharing with Maketto when making an investment decision.

Newly built-out retail/restaurant space on H Street leases for approximately $30 to $40 per square foot (see comparable asking rents in table below). Now that the Lease has been signed, the Company expects to recapitalize the in-place financing with long-term financing and return a current yield of approximately 4.6%, while additionally benefiting from monthly loan principal pay-down and an estimated 3% annual rent increases embedded in typical retail leases. From Management's experience, 3% annual rent increases is typical in the retail real estate industry, and this expected increase is meant to take into account inflation which has averaged approximately 3% over the last 50 years. Management also expects appreciation in the H Street NE real estate market.

The following comparable net "asking" rents in Washington, DC, as of December 15th, 2011, are for currently vacant buildings in similar condition that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1380 H Street NE	4,000	Retail/Restaurant	120	$30
818 H Street NE	2,000	Retail/Restaurant	90	$28
510 H Street NE	2,400	Retail/Restaurant	N/A	$35

Source: Loopnet.com

Under the Lease, the Company would provide the Property in "as is" condition. The Company shall have no responsibility to undertake any additional improvements, additions or modifications to the Property. However, under the Lease, the Company would provide $600,000 of tenant allowance to Maketto (approximately $350,000 of which will be from debt financing and $250,000 of which will be from the equity proceeds of this Offering), which is to be used by Maketto in its build out of the interior and exterior improvements, such as furnishings, fixtures, equipment, storefront, façade, adequate utilities, all requisite structural repairs required for their commercial use, and sprinklers. Maketto's responsibilities would also include, but not be limited to, all licenses (including liquor license), professional fees, deposits, supplies, inventories, menus, graphics, small ware, utensils, pre-opening expenses, and working capital. The tenant allowance is not required to be repaid.

Under the Lease, once Maketto has made additional rent payments based on its net profits (as described above) to the Company equal to $600,000 plus one full year of such additional rent payments, Maketto will have the option to reduce the amount of additional rent payable to the Company from thirty percent (30%) of Maketto's net profits to twenty percent (20%) of Maketto's net profits for a one-time payment of $250,000. Beginning in year six of the Lease, the price payable by Maketto to reduce the amount its net profits paid to the Company as additional rent will increase by 3% annually. Investors should not rely on any potential profit sharing with Maketto when making an investment decision.

Maketto is a joint venture between Toki Restaurant Group and DURKL, Inc., who have teamed up to create a new retail-entertainment experience in Washington, DC. Maketto, which means "market" in Japanese, is projected to be a fashion and food destination inspired by the traditional night markets of Asia, featuring individual stalls selling small plates, drinks, footwear, and clothing.

About Toki Restaurant Group

Toki Restaurant Group owns and operates Toki Underground, Chef Erik Bruner-Yang's authentic ramen bar. As the winner of an Eater Award and named among the Top Newcomers of 2011 according to critics from the Washingtonian, Washington City Paper, and Washington Business Journal, the menu features Taiwanese ramen, dumplings, and Asian-themed cocktails. As a result of the success of Toki Underground, Chef Yang intends to grow his H Street footprint by creating an establishment that brings the experience, energy and cuisine of an authentic Asian night market to Washington, DC.

About DURKL, Inc.

DURKL, Inc. is a Washington, DC based high-end lifestyle and street-wear brand. The homegrown company designs, manufactures and sells contemporary menswear in over 100 specialty boutiques, stretching across the US and as far as Hong Kong, Australia and Europe. Locally, DURKL has connected with the creative undercurrent of Washington, working with a variety of individuals, ranging from artists, to chefs and musicians. As stewards of this creative culture, DURKL intends to open their flagship retail store on H Street NE, continuing the growth of the neighborhood while evolving the DURKL brand and bringing a new type of retail experience to Washington, DC.

The Property is approximately 5,270 net square feet, which is calculated in a similar manner as the Loopnet "rentable SF" market data provided in the table above. Management has assumed an annual net lease payment of $150,000 per year, which is equivalent to $28.46 per square foot ($150,000 divided by 5,270 square feet). The ultimate use of the Property is not currently expected to impact the rate charged. Assuming an annual net lease payment of $150,000 per year, and deducting approximately $20,000 in annual accounting costs and asset management fees, the forecasted annual return on investment is $96,840 (see table below).

FORECAST ANNUAL RETURN ON INVESTMENT

Dividend / Free Cash Flow	$52,706
Lease Rental Increases*	$21,958
Debt Principal Pay-down	$22,176
Forecast Annual Return	$96,840

****3% annual rent increases averaged over the 10-year lease term.***

The following calculations were used to arrive at the forecasted dividend/free cash flow.

			Notes
Annual Net Lease Payments	$	150,000	Base net rent
Asset Management Fee	$	8,153	1% of invested capital (1% of $815,835)
Third Party Costs	$	11,000	Estimated annual accounting and auditing costs
	$	130,847	
Debt Service	$	78,141	6.5% interest rate on $861,000 and 20-year amortization
Free Cash Flow	$	52,706	

Management's forecasts a $96,840 annual return on investment based on the following:

- Free cash flow dividend of $52,706 yielded from a rent assumption of $28.46 per square foot ($150,000 per year), as described in the rent comparisons and calculations above;

- 3% annual rent increase, which is standard in retail leasing from Management's experience, calculated as the base net rent multiplied by 103% each year, which is cumulatively equal to $219,582 over the 10-year lease plan (i.e., $21,958 average per year); and

- Annual debt principal pay-down, based on a 20-year amortization, increasing from $22,176 in debt pay-down in year 1 to $39,087 in year 10.

As part of the Lease with Maketto, the Company would receive thirty percent (30%) of Maketto's profits as additional rent. According to restaurant industry surveys publicly available for free at RestaurantOwner.com, average restaurant sales and profit margins are $355 per square foot and a 6.5% margin, respectively. However, Maketto is a hybrid establishment and it is not clear that similar sales and profit margins would be realized. Therefore, Investors should not rely on any potential profit sharing with Maketto when making an investment decision.

In addition to the direct income from the Lease, Management anticipates the real estate property to appreciate. Historically, real estate has increased in value due to inflation and growth in the local neighborhood. With the public investment of Washington, DC's first trolley line and the construction of new residential on H Street, Management is optimistic about the appreciation in the H Street sub-market.

While the H Street corridor is popular with nightlife and other themed drinking establishments, the Manager believes it is underserved for other uses, such as retail or full-service restaurants. Management believes the neighborhood is poised to experience a growth in new residents due to the imminent completion of the trolley and more than 1,000 residential units under construction or in planned unit development. As a result of this expected residential growth, the demand for restaurants and retail should increase.

The Property is currently encumbered by a mortgage whereby a first lien deed of trust secures a variable promissory note (the "Note") to Branch Banking & Trust Company ("BB&T") in the total potential principal amount of $861,000, of which $465,672 was drawn down since purchase and the remaining $395,328 will be used for the Property redevelopment. The Note is guaranteed by Benjamin S. Miller, Daniel S. Miller, and the Daniel S. Miller Trust. The loan is a variable rate loan from November 1, 2011 to April 1, 2013 at which time the Company must begin to make payments to loan principal at a 20-year amortization rate and 6.50% interest rate. The variable loan rate is determined based on the sum of adding One Month LIBOR plus 3.25%; provided, however, that the total interest rate shall never be less than 4.75% per annum.

The entire outstanding Note is due and payable on September 30, 2016. There are no extension provisions included in the Note. Beginning with the period commencing May 1, 2013, the Property shall support at all times a Debt Service Coverage Ratio ("DSCR") for the Property of not less than 1.20:1.00. The DSCR is calculated by dividing the Net Operating Income from the Property over a 12-month period by the Total Annual Debt Service. "Net Operating Income" means the excess of Operating Revenue over Operating Expenses, with "Operating Expenses" equaling the operating, maintenance, and other costs and expenses resulting from the operation of the Property. "Total Annual Debt Service" means the required aggregate debt service payments including principal and interest under the loan using a 20-year amortization period and a 6.5% interest rate, equaling $78,141 per year. If at any time the Property is not leased and occupied with a tenant paying rent or does not have an Acceptable DSCR, the Company shall have the option to post cash collateral equal to the amount of principal and interest due under the Note for the one year period.

The Company conducted a series of customary environmental tests and studies on the site prior to acquiring it in July and August 2011. Phase I and Phase II studies were performed on the site, including historical uses of the property and a series of boring underground. Based on the preliminary reports, the DC Soil Quality Standards were not exceeded at any boring location. No elevated soil gas contaminant concentrations were identified at the subject property.

The Company believes that while the Washington, DC retail real estate market has been strong over the last five years, there exists a gap for local operators in emerging markets, mainly due to a lack of traditional financing. The

Company believes that these inefficiencies in the market provide opportunities for well-capitalized and creative Investors with an understanding of local real estate.

A fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, while providing for long-term appreciation of the Property as H Street continues its emergent growth as one of the most rapidly transforming neighborhoods in Washington, DC.

Market Context

The Property is one of the remaining un-renovated parcels along the entertainment strip on the south side of H Street NE, between 13th and 14th Streets. H Street NE is a half-mile commercial district that is home to over 100 retail shops, a vibrant collection of new restaurants, clubs, coffee houses and diverse dining opportunities catering to DC's young professionals and long-term residents. H Street NE is a transforming new entertainment district in Washington, DC. In the last 5 years, more than 35 new restaurants have recently opened or are presently under construction.

H Street, NE is also an integral part of the Great Streets Initiative, an economic development project led by the District of Columbia to transform up-and-coming corridors into thriving neighborhood commercial districts. Over $65 million in new streetlights, curbs and sidewalks, trees and landscaping have been, and will be, invested in the H Street, NE corridor. The fruits of this investment are being realized today with the planning and construction of more than 1,000 residential units, building renovations, and storefront improvements that are breathing energy and excitement into this neighborhood bordered by Capitol Hill, Stanton Park and Downtown.

The H Street corridor will be the first streetcar line in the District's ambitious 37-mile, $1.5 billion streetcar network. Despite the political uncertainties surrounding the construction of the entire network, the H Street NE line is already under construction. The District Department of Transportation estimates the line will be completed in 2013.

Once completed, the streetcar line will run from near Union Station, a Metro and commuter train hub, along H Street NE to Benning Road and stop before the Anacostia River. The H Street Corridor will benefit from improved public transportation and the unique attraction of having the only trolley in the city.

Property Background

In 2003, the City of Washington adopted a plan for the revival of the corridor anchored by the Atlas Theater – a 1930s-style movie theater that had stood vacant since the 1968 riots. The refurbished, historic landmark now includes more than 59,000 square feet: four theatres, three dance studios, offices, dressing rooms, lobbies, cafe, and production and rehearsal space. As part of the renovation, the City's economic development plans embraced the creation of an arts and entertainment zone as a method of social and economic revitalization.

The Manager

Fundrise Fund Manager, LLC is the Company's Manager. The Manager is located 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036 and has telephone number (202) 584-0550. The members and managers of the Manager are Benjamin S. Miller and Daniel S. Miller.

The Manager is a development stage company that was formed on June 13, 2011, as a Delaware limited liability company. The sole purpose of the Manager is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Washington DC. The Manager has evaluated a number of potential properties for acquisition in Washington, DC and to date lead the successful acquisition of 1351 H Street, NE. Otherwise, it has a limited operating history and has generated limited revenue.

The Manager's current fee schedule is as follows:

- Sale of the Property: 1% of the sales price of the Property;

- Development of the Property: (A) $50,000 for the initial 12-month development of the Property, and (B) following the completion of the initial 12-month development period, 3.5% of total development costs spent on the Property thereafter;

- Leasing of the Property: 3% of base rent of initial term; 1% of base rent of renewal term;

- Asset Management: 1% of the cash investment in the Property per year; and

- Refinancing: 1% of the amount of any refinancing of the Property.

"Initial 12-month development" means the first 12 months of redevelopment of 1351 H Street NE from a vacant building into a fully leased, cash-flowing property. In subsequent years, the Manager may engage in additional development of the property, for example, such additional development may include the installation of a roof deck or even the complete teardown and construction of a new, ground-up building. The $50,000 fee for the initial 12-month development provides the Manager a minimum fee for the initial transformation of the property only. In later years, there is no minimum development fee and such fee will derive only from the size of the overall development project.

WestMill will receive a 1% asset management fee. In addition, WestMill may perform other services outside the scope of the fee schedule set forth above, for which WestMill would receive fees at the prevailing market rate. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis.

The Manager is an affiliate of WestMill, a value-oriented real estate investment platform specializing in financing, development, leasing, and operations of retail and mixed-use Property in the greater Mid-Atlantic region. Leveraging the long history of its family business, Western Development Corporation—a premier mixed-use, retail development company in Washington, DC—WestMill focuses on acquiring and reinventing properties with untapped development potential. The Company has engaged WestMill for ongoing asset management. WestMill may receive fees at the prevailing market rate.

The Company has no employees and does not plan to hire any employees in the next twelve months.

Management of Property

The Property is currently vacant and the Company currently has no source of revenue. After acquiring the Property, the Company plans to either renovate or redevelop the Property. Following renovation or redevelopment, the Company's sole source of revenue is expected to come from a single tenant occupying the Property.

Management believes the following scenario is most likely for the Property:

Renovation and Lease: The Property could be renovated into a retail or restaurant venue. The size and shape of the building already fit the potential use with an estimated $350,000 to $500,000 of improvements necessary to convert the building. Recent comparable net rents are $30 to $40 per square foot annually.

The following table provides comparable net "asking" rents in Washington, DC, as of December 15, 2011. The examples in the table are currently vacant buildings in similar condition to the Property that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1380 H Street NE	4,000	Retail/Restaurant	120	$30
818 H Street NE	2,000	Retail/Restaurant	90	$28
510 H Street NE	2,400	Retail/Restaurant	N/A	$35

Source: Loopnet.com

The Company is located at 1351 H Street, NE, specifically within the District of Columbia's designated entertainment area for the H Street NE corridor. According to the District of Columbia's Office of Zoning:

> "The H Street Northeast Neighborhood Commercial Overlay District (HS) was established to provide use (commercial and residential), density, design, and planned unit development requirements for lots fronting on H Street, N.E. from 2nd Street to 15th Street, N.E. The overlay is broken up into geographical sub-districts. The purposes of the HS Overlay are to... encourage the clustering of uses into unique destination districts, specifically a housing district from 2nd Street to 7th Street, a neighborhood-serving retail shopping district from 7th Street to 12th Street, and an arts and entertainment district from 12th Street to 15th Street." (Source: District of Columbia's Office of Zoning at http://dcoz.dc.gov/info/overlay.shtm)

Within the arts and entertainment district there are a number of small buildings of 1,000 to 5,000 square feet competing for commercial tenants, such as restaurants, bars, retailers, and community services. These buildings provide unique storefronts and may be able to lease at a lower rates per square foot due to existing building conditions and acquisitions prices below replacement costs. On the other hand, many of these buildings are already leased to successful restaurants and bars, offering competition for neighborhood traffic and dining.

The closest major competitor along the H Street NE Corridor is 1348 H Street, NE, a 4,705–square-foot building located on the northern side of H Street, NE between 13th and 14th Street. While this property and others could potentially compete for tenants and financing if the Company redevelops 1351 H Street, management views these developments as a benefit, bringing new residents, improved streetscape and street vitality, and overall urban renewal to the neighborhood.

Regulation

The Company's business practices and the Property are regulated by numerous federal, state and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws

The Class B Membership Units offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"), and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class B Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this offering. The offering and proposed sale of Class B Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act

Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations

The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property are also be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property are re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $325,000, or such higher amount as may be accepted by the Company. The Company expects net proceeds after offering expenses of approximately $275,000. Expenses of the Offering are estimated to be approximately $50,000. Net proceeds generated from this Offering will be used (i) to provide tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital.

All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank, BB&T. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution in excess of $325,000. If the Offering is over-subscribed, no additional funds over $325,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $325,000 is raised, or, if an amount less than $325,000 is raised, upon the earlier of (1) one year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Manager (the "Offering Period").

As illustrated in the table below, net proceeds of this Offering will be used to establish a development reserve for the Company in anticipation of future development of the Property. The development reserve will consist of monies that are placed in a reserve account at a major bank.

Use of Proceeds of this Offering:

	If Maximum Sold Amount	**Order of Priority If The Maximum is Raised**	**Order of Priority If Less Than Maximum is Raised**	**As a % of the Total Offering**
	%	**(1 being the highest; 6 being the lowest)**	**(1 being the highest; 6 being the lowest)**	
Total Proceeds:	$			100%
Less Offering Expenses:	10%			
Legal & Accounting[(1)]	$45,000	2	2	13.8%
Blue Sky Fees[(1)]	$5,000	1	1	1.5%
Net Proceeds from Offering:	$275,000			
Use of Net Proceeds:				
Tenant allowance	$250,000	3	3	76.9%
Contingency fund renovation and debt service reserve	$10,000	4	4	3.0%
Legal Fees and other Working Capital for the Property	$15,000	5	5	4.6%
Total Use of Net Proceeds:	$275,000 100%			84.6%

(1) The numbers reflected in this item are estimates.

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original offering price.

DILUTION

Our net tangible book value as of December 31, 2011 was approximately $420,620. Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the net tangible book value per percentage interest immediately after this Offering.

After giving effect to the sale of 3,250 Units (representing 28.26% of the membership interests outstanding) in this Offering at the offering price of $100 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2011 would have been approximately $695,620, or $60.49 per membership interest. This represents an immediate increase in net tangible book value of approximately $78,412 (18.6%) to the Class A member (or approximately $9.50 per Class A Membership Unit) and an immediate decrease in net tangible book value of approximately $128,411 (39.5%) to new Investors purchasing Units in the Offering (or approximately $39.51 per Unit).

Current Stockholders Equity	$420,620
Units outstanding prior to offering	8,250
Book value per share	$50.98
Proceeds after offering expenses	$275,000
Current Stockholders Equity	$420,620
Adjusted net tangible book value	$695,620
Class A number of shares	8,250
Class B number of shares	3,250
Number of Shares	11,500
Book value per Class A Unit	$60.49
Book value per Class B Unit	$60.49
Book value to the Class A Member	$499,032
Book value to the Class B Members	$196,588
Increase per Class A Unit	$9.50
Dilution per Class B Unit	$39.51
Increase in book value for Class A	$78,412
Decrease in book value for Class B	$128,412

The above discussion and calculations are based on a Class A Membership Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular and Class A Membership Units and Class B Membership Units, respectively, representing 71.74% and 28.26% of the issued and outstanding membership interests of the Company following the Offering. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to Interest Holders.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings.

The historical data in the table is derived from and should be read in conjunction with our financial statements for the period from our inception until October 31, 2011, included in this Offering Circular. You should also read this table in conjunction with the "Use of Proceeds" section and the section entitled "Management Discussion & Analysis of Results of Operation."

Debt:	
Accounts payable and accrued expenses	$ 33,107
Due to affiliates	84,350
Note payable	465,672
Accrued interest payable	1,693
Member equity:	
All Membership Units	$420,620

Total Capitalization:	$1,005,442

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 3 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the sections entitled "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities, including, without limitation, the replenishment or creation of additional cash reserves. Due to the inherent risk of real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

The term "Cash Flow", as defined in the Company's Operating Agreement attached as Exhibit 3, means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses, including fees due to the Manager, and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question, including fees due to the Manager, or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

All Cash Flow will be distributed and applied by the Company in the following order of priority (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a *pro-rata* and *pari passu* basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders on a *pari passu* basis in proportion to their percentage interests.

Recoupment of Member Loans

If any member, including an Investor, had provided funds to the Company on behalf of another member pursuant to a capital call by the Manager, then such loan shall bear interest at 15% per annum. We intend to make cash distributions to the lending member(s) from Cash Flow distributable to the non-contributing member(s). Such distributions are to be made only after the payment of the Company's debts and liabilities and each member's Preferred Return.

Recoupment of Investments

After the payment of debts and liabilities, the Preferred Return and principal and interest of member loans, we intend to make cash distributions to all Interest Holders until their total investments shall have been fully repaid. Distributions will be made *pro-rata* based on an Interest Holder's percentage.

Distribution of Profits

Following the Offering, and subject to possible dilution, Class B members in aggregate will be entitled to pro-rata share of all distributions of Cash Flow if any such distributions are available after the payment of debts and liabilities, and principal and interest of member loans are distributed.

Distributions of Cash Flow, if any, for each class of the Company's membership interests following this Offering, assuming that all 3,250 Units are sold.

Member	Class of	% of	% of

	Membership Interest	Distribution of Cash Flow Before Offering	Distribution of Cash Flow After Offering
Fundrise Fund LLC	A	100	71.74*
Purchasers in this Offering	B	0	28.26*

**Subject to possible dilution*

Dissolution or Liquidation Distribution

If the Company is dissolved or liquidated, the assets of the Company shall be distributed to the Interest Holders using the same method for distributions of Cash Flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with (i) our financial statements and (ii) the section entitled "Description of the Company's Business", included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

We own and manage the Property. The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. We recently acquired the Property for a total purchase price of $825,000, with additional settlement costs of $75,000 and estimated redevelopment costs of $450,000. The beneficial owner of our Class A Membership Units, and Manager of the Company, is the Fundrise Fund LLC. Since inception, the Fundrise Fund LLC has made capital contributions to the Company of $490,385 (the "Initial Capital Contributions") in exchange for the Class A membership units it received. The Company used a portion of the Initial Capital Contributions and will use the remaining proceeds of a senior secured loan from BB&T of $861,000 to redevelop the Property. The loan is personally guaranteed by Benjamin S. Miller, Daniel S. Miller, and the Daniel S. Miller Trust.

Benjamin S. Miller and Daniel S. Miller also co-manage the Manager of Fundrise Fund LLC, Fundrise Fund Manager LLC, as well as Fundrise LLC, Popularise LLC, and WestMill Capital Partners LLC. Through entities that they control, Benjamin and Daniel Miller intend to enter into related party agreements in the future where significant conflicts of interest may exist. The interests of our Manager, Fundrise Fund LLC, and its co-managers could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. Our Manager's co-managers may earn income from related party transactions while our Investors may lose their entire investment. See "Risks Related to Certain Conflicts of Interest."

Plan of Operation

We are a startup, development stage Company that has had no revenues since it acquired the Property. The Company entered into the Lease with Maketto after seeking input from the local community. The Note expires on September 30, 2016. There are no assurances that BB&T will extend the loan or that another lender will provide a new loan. Under the circumstances that Maketto ceases paying rent the Property, the Company has approximately three-months to find a replacement tenant(s). If a loan from BB&T is not available, the Company could raise the additional capital in a follow-on offering or borrow the necessary funds from another party, such as from management or the Company's members.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting capital contributions from Fundrise Fund LLC. This money was utilized for certain start-up costs and ongoing operating capital.

As of December 31, 2011, we had Total Assets of $1,005,442 and Total liabilities of $584,822. Also on this date, we had $56,558 in Cash. As of the date of this Offering Circular, the current funds available to the Company will not be sufficient to fund the expenses related to this Offering, but, our Class A member will make capital contributions required to fund the offering expenses if no other proceeds are obtained by the Company. However, there is no contract or written agreement in place for such funds with our Class A member or its beneficial owners. Pursuant to the Section titled "Use of Proceeds", if the Company is unable to raise enough funds to cover expenses related to this Offering, it will not be able to establish a development contingency reserve for the Company in anticipation of future development of the Property, pay certain legal fees in connection with the ongoing filings for the Property.

Currently, Fundrise Fund LLC serves as the asset manager of the Property and charges the Company a fee of 1% of invested capital for such services. Over the next 12 months, the Manager may demand regular reimbursement of certain expenses related to the asset management services, such as for third-party accounting and audits, which might be in excess of $11,000 annually.

Financings

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, our then-existing members may face substantial dilution. In addition to diluting our then-existing members, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Property.

Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us is the cash in our bank account.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt. While our Note has a variable interest rate, at property stabilization the Company will fix the interest rate for approximately 42 months thereafter.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

Benjamin S. Miller and Daniel S. Miller are beneficial owners of all of the membership interests of our Manager, Fundrise Fund LLC, and are its co-managers. As co-managers, they are to make all decisions with regard to the operation of our Manager. See the "The Manager," which appears in the section entitled "Description of the Company's Business." Benjamin S. Miller and Daniel S. Miller are brothers. In addition, Brandon Jenkins is an officer of WestMill Capital Partners.

Biographies

Benjamin S. Miller, member and co-manager of Fundrise Fund Manager, LLC since its inception in 2011, and, since October 2010, has been Managing Partner of WestMill Capital Partners, a real estate development company focused in the Mid-Atlantic. In December 2011, Ben started and manages Popularise LLC, a real estate crowdsourcing website. Prior to WestMill Capital, Ben was President of Western Development Corporation from 2007 to 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use development companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1,500,000 square feet of property, including more than $300,000,000 of real estate acquisition and financing.

In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market. Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Daniel S. Miller, member and co-manager of Fundrise Fund Manager LLC since its inception in 2011, was the founding partner of WestMill Capital Partners, a real estate development company focused in the Mid-Atlantic, and Managing Partner since October 2010. In December 2011, Daniel started Popularise LLC, a real estate crowdsourcing website. Previously, Daniel worked as an Analyst for Credit Suisse's Real Estate Private Fund Group, assisting in the fundraising of a $1 billion China-only real estate fund, during the summer of 2008. Daniel was Assistant Project Manager for Western Development Corporation during the summer of 2005, working on the acquisition and redevelopment plan of Towson Commons, a 250,000 square foot Class A office and retail complex in Towson, Maryland. Daniel has an MBA and a Bachelor of Science from the University of Pennsylvania's Wharton School of Business.

Brandon Jenkins has served as the Director of Real Estate for WestMill Capital Partners since April 2011. He is responsible for the leasing and project management of the property located at 1351 H Street NE, as well as other properties managed by WestMill Capital Partners. Before joining WestMill Capital Partners, Brandon spent 2.5 years (October 2008 to March 2011) as a licensed real estate agent and advisor at Marcus & Millichap Real Estate Investment Services, the nation's largest real estate investment brokerage firm. As a specialist in the greater Washington, DC metro market, Brandon focused on urban retail and mixed-use projects, assisting both institutional and private clients in the acquisition and disposition of properties ranging from multi-million dollar mixed-use developments to single-tenant net-leased assets. From July 2007 to December 2007 Brandon worked for the Westfield Shopping Centers Group in their Mid-Atlantic office where he spent time assisting in the planning and redevelopment of Westfield Montgomery (Montgomery County, MD) as well as assisting in the management of Westfield Wheaton (Wheaton, MD) where his day to day activities included lease management and new tenant build-out. Brandon also spent May 2007 to July 2007 interning as an assistant to the Legislative Director for Economic Policy in the office of United States Senator Dianne Feinstein, conducting research and drafting policy memos on the subprime mortgage crisis and predatory lending practices. He received his B.A. in Public Policy and Economics from Duke University in May of 2008.

Neither the Company nor Fundrise Fund Manager, LLC have key man life insurance policies on any of the above principals or key personnel.

Although the principals and other affiliates of the Manager have experience in acquiring, developing, repositioning, operating and selling various real estate property, the principals and its other affiliates have not previously developed a project similar to the Property. No assurances can be given that the Company can operate profitably.

There has never been a petition under the Bankruptcy Act or any State insolvency law filed by or against the Company, Fundrise 1351 H Street, LLC or their principals or other key personnel. Additionally, there has never been a receiver, fiscal agent or similar officer appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Executive Compensation

Benjamin S. Miller and Daniel S. Miller control our Manager, and any compensation paid to them for providing services will be paid by the Manager out of any compensation paid to the Manager.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Currently, the Company's Class A member owns 100% of the issued and outstanding membership interests of the Company as there are no issued and outstanding Class B. Following this Offering, assuming all the Units are sold, the aggregate percentage of all membership interests to be held by Class B members *pro-rata* will be 28.26%.

The following table sets forth certain information regarding beneficial ownership 10% or more of all equity securities of the Company as of December 2, 2011 and after this Offering if the Maximum Offering is sold:

			Before Offering			After Offering		
Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interests	% of All Member Interests	Number of Units	% of Class of Member Interests	Number of Units	% of All Member Interests
Fundrise Fund LLC	A(1)	$50,000	100	100	8,250	100	8,250	71.74(3)
Purchasers of this Offering	B(2)	$100	0	0	0	100	3,250	28.26(3)

(1) Securities with voting rights.
(2) Securities with no voting rights.
(3) Subject to potential dilution if additional equity interests are issued.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Manager, Benjamin S. Miller and Daniel S. Miller have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Manager has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law.

The Company has not formally adopted any conflicts of interest policy. However, in engaging its affiliates, such as WestMill, any fees paid must be at the prevailing market rates. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis. See the section entitled "Risk Factors -- Risks Related to Certain Conflicts of Interest" for a further discussion of potential conflicts of interest between the Company, the Manager and their affiliates.

Relationship of the Managers of Our Manager

Fundrise Fund LLC is the Manager of the Company and the owner of the Class A Member. Fundrise Fund Manager LLC is the Manager of the Fundrise Fund and therefore also the effective manager of the Company.

The co-managers of Fundrise Fund Manager LLC, Benjamin S. Miller and Daniel S. Miller, are brothers. Each is beneficial owner of 50% of Fundrise Fund Manager. As a result, Benjamin Miller and Daniel Miller have the exclusive right to run the day-to-day and other affairs of the Manager and to act as agent for and on behalf of the Manager. As the members of Fundrise Fund Manager, Benjamin and Daniel Miller unanimously appointed themselves co-managers of the Company. The Manager receives fees from the Company as described in this Offering Circular.

Benjamin S. Miller and Daniel S. Miller also each own 50% of WestMill. The Company has engaged WestMill for ongoing asset management. WestMill currently receives a fee of 1% of invested capital.

Benjamin S. Miller and Daniel S. Miller also each own 50% of Fundrise, LLC ("Fundrise"). The Company has engaged Fundrise as its online platform, including for offerings. Fundrise may receive commercially reasonable fees in connection with offerings.

The business is highly dependent on the services of Benjamin S. Miller and Daniel S. Miller.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The website is owned and operated by Fundrise, LLC. In exchange for providing the portal and information management tool, Fundrise or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission.

Manager as Member

Our Manager, Fundrise Fund LLC, owns 100% of the Company's Class A Membership Units. The Manager, as the sole holder of the Class A Membership Units, also possesses sole voting and management power over the Company. See the section entitled "Distributions."

The Manager and/or one or more of its affiliates, including WestMill, Benjamin S. Miller and/or Daniel S. Miller may participate in the Offering on the same terms as other Investors.

Lack of Separate Representation

The Company, Fundrise Fund, and the Fundrise Fund Manager are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Manager and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations as Class B members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 2. See the "Principal Members" section for a detailed analysis of the Company's membership structure before and after this Offering and on a fully-diluted basis subsequent to this Offering.

Class B members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class B Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of Delaware and the entire Operating Agreement, which is attached as Exhibit 2. All capitalized terms appearing in this section entitled "Description of the Operating Agreement of the Company" shall have meanings set forth in the Operating Agreement.

General

Currently, all of the Company's operations are conducted through, our Class A member, Fundrise Fund LLC, in its capacity as Manager. The Manager currently owns 100% of the Class A Membership Units, which is equal to 100% of all membership interests outstanding, or its "Percentage." The Company currently has no Class B Membership Units outstanding.

Purposes, Business and Management

The Company was organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful businesses not specifically stated in the Operating Agreement. Without the written consent of the Class A member, the Company will not engage in any business other than the ownership, renovation, redevelopment, management and operation of the Property.

Management, Voting and Governance

Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not, be a member), who shall be selected by the Class A member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A member. The Class B members will not have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A member. Whenever the Operating Agreement or law calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of the Class A member.

Additional Funds

In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, if required by the Manager, then the members shall be required, on a *pro-rata* basis, to make additional capital contributions to the Company (the "Required Amount"). In the event any member fails to fund its proportionate amount of the Required Amount, then the other members may (but shall not be required to) contribute such capital on behalf of the defaulting member (if more than one such other member desires to make such contribution, they shall do so in proportion to their percentages). Such capital shall be deemed a loan from the contributing member(s) to the defaulting member bearing interest at most of fifteen percent

(15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow to the defaulting member (before any distributions are made to the defaulting member).

Distributions of Cash Flow and Liquidation of Assets
All Cash Flow will be distributed and applied by the Company in the following order of priority: (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the Interest Holders, *pro-rata* and *pari passu*, the outstanding principal amount of any loan made by any Interest Holder to the Company; then (iii) to the Interest Holders on a *pari passu* basis in proportion to their percentage.

Allocation of Profits and Losses
After giving effect to the allocations and/or adjustments required by the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Interest Holder which has previously been allocated losses which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each such Interest Holder is equal to the cumulative amount of losses which have been allocated to such Interest Holder (allocated to the Interest Holders in proportion to their respective Unrecovered Losses); (ii) second, to the Interest Holders proportionate to their percentages.

Losses will be allocated to the Interest Holders (i) first, in accordance with their positive capital account balances, on a *pro-rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentages.

Exculpation and Indemnification of Manager
The Operating Agreement generally provides that no member will have any personal obligation for any debts, obligations or liabilities of the Company and that no member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the members, except if the member engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each member to the fullest extent permitted by law for any act performed by the member with respect to Company matters, except in the case of action or failure to act by a member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney
Each member appoints the Manager as the member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Restrictions on Transfer
The Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for drag-along rights.

Dilution of Members
In the event the Manager elects to admit a person as a new member in the Company, the percentage interest of all of the Class A members and Class B members shall be diluted on a pro-rata basis in order to provide percentage interests to the new member; provided that the percentage interest of the Class A member shall never be diluted

below one percent (1%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a person as a new member in the Company.

Right of Repurchase
The Operating Agreement provides that the Company may elect to repurchase all, but not less than all, of the Units of the Company at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Manager. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

Amendment of the Operating Agreement by Manager
The Operating Agreement may be modified or amended (i) with the consent of the Class A member and a majority of the Class B members, or (ii) solely by the Class A member, provided that, except with respect to certain modifications set forth in the Operating Agreement, any such amendment solely by the Class A member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting
The Manager will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Manager will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Interest Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties
Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law.

Dissolution
The Class A member may dissolve the Company at any time without the consent of the Class B members. Upon dissolution of the Company, the Manager shall wind up the Company's affairs.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The website is owned and operated by Popularise LLC and Fundrise LLC, affiliates of the Manager and the Company. In exchange for providing the portal and information management tool, Fundrise, LLC or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to Fundrise Fund Manager, LLC and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Washington DC and Virginia securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

No Escrow

The proceeds of this Offering will not be escrowed.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor or do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i) copies of all of our material contracts; and

(ii) an opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036, (202) 584-0550.

INDEX TO FINANCIAL STATEMENTS

Balance Sheet - Fundrise Fund LLC Consolidated as of 12/31/2011

	Considated 12/31/2011
Assets	
Current Assets	
Cash and Cash Equivalents	
10007 - BBT xx7883 - Fundrise Fund	78,092.73
10008 - BBT xx8529 - 1351 H St	56,558.42
Total Cash and Cash Equivalents	134,651.15
Accounts Receivable, Net	
Accounts Receivable	
10110 - Due from Inter-Entity	-
Total Accounts Receivable	-
Total Accounts Receivable, Net	-
Prepaid Expenses	
10301 - Prepaid Insurance	6,120.00
Total Prepaid Expenses	6,120.00
Other Current Assets	
10551 - Work in Progress - Construction	25,080.00
10553 - Work in Progress - Interest Expense	4,789.77
10554 - Work in Progress - Other Expenses	54,742.34
Total Other Current Assets	84,612.11
Total Current Assets	225,383.26
Fixed Assets, Net	
Fixed Assets	
10501 - Land	400,000.00
10502 - Building	425,000.00

Total Fixed Assets		825,000.00
Total Fixed Assets, Net		825,000.00
Investments		
Long Term Investments		
10801 - Investment in 1351 H St		-
Total Long Term Investments		-
Total Investments		-
Other Assets		
Other Assets		
10702 - Deferred Financing Fees / Loan Costs		33,151.67
10707 - Purchase Deposit		-
Total Other Assets		33,151.67
Total Other Assets		33,151.67
Total Assets	**$**	**1,083,534.93**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
20101 - Accounts Payable - Trade		25,531.97
20110 - Due to Inter-Entity		75,000.00
Total Accounts Payable		100,531.97
Accrued Liabilities		
20224 - Accrued Expense - Audit & Tax		7,500.00
20225 - Accrued Exp - Others		1,255.96
Total Accrued Liabilities		8,755.96

Accrued Taxes		
20251 - Real Estate & Property Tax Payable		74.91
Total Accrued Taxes		74.91
Other Current Liabilities		
20321 - Interest Payable		1,692.91
Total Other Current Liabilities		1,692.91
Total Current Liabilities		111,055.75
Long Term Liabilities		
Loans		
20402 - LT Mortgage Payable - Permanent Finance		465,671.76
Total Loans		465,671.76
Total Long Term Liabilities		465,671.76
Total Liabilities		576,727.51
Stockholders Equity		
Partners Equity		
30051 - Equity - Dan Miller		200,007.50
30052 - Equity - Ben Miller		200,007.50
30053 - Equity - Others		212,500.00
Total Partners Equity		612,515.00
Net Income (Loss)		(105,707.58)
Total Stockholders Equity		506,807.42
Total Liabilities and Equity	**$**	**1,083,534.93**

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

FUNDRISE 1351 H STREET, LLC

DECEMBER 31, 2011

Fundrise 1351 H Street, LLC

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Members
Fundrise 1351 H Street, LLC

We have audited the accompanying balance sheet of Fundrise 1351 H Street, LLC (the company) as of December 31, 2011, and the related statements of revenue and expenses, members' equity and cash flows for the period from October 4, 2011 (date of acquisition) through December 31, 2011. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 6, the financial statements originally issued on February 1, 2012 did not include a subsequent event in the notes to the financial statements. Accordingly, the financial statements as of December 31, 2011 have been reissued to include the subsequent event disclosure.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise 1351 H Street, LLC as of December 31, 2011, and the results of their operations, the changes in members' equity and their cash flows for the period from October 4, 2011 (date of acquisition) through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
February 1, 2012, except for note 6,
as to which the date is April 2, 2012

Fundrise 1351 H Street, LLC

BALANCE SHEET

December 31, 2011

ASSETS

Cash	$	56,558
Prepaid expense		6,120
Deferred financing costs, net of accumulated amortization of $1,745		33,152
Land		400,000
Building		425,000
Construction in progress		84,612
Total	$	1,005,442

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	33,107
Due to affiliates		84,350
Note payable		465,672
Accrued interest payable		1,693
Total liabilities		584,822
Members' equity		420,620
Total	$	1,005,442

See notes to financial statements

Fundrise 1351 H Street, LLC

STATEMENT OF REVENUE AND EXPENSES

For the period from October 4, 2011 (date of acquisition) through December 31, 2011

Revenue		
Interest income	$	8
Total revenue		8
Expenses		
Accounting		9,050
Acquisition expenses		59,153
Organization costs		1,570
Total expenses		69,773
Net loss	$	(69,765)

See notes to financial statements

Fundrise 1351 H Street, LLC

STATEMENT OF MEMBERS' EQUITY

For the period from October 4, 2011 (date of acquisition) through December 31, 2011

	Class A Member Fundrise Fund, LLC
Capital contributions	$ 490,385
Net loss	(69,765)
Balance - December 31, 2010	$ 420,620

See notes to financial statements

Fundrise 1351 H Street, LLC

STATEMENT OF CASH FLOWS

December 31, 2011

Cash flows from operating activities:		
Net loss	$	(69,765)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		
Prepaid expense		(6,120)
Due to affiliates		33,094
Accounts payable and accrued expenses		7,575
Net cash used in operating activities		(35,216)
Cash flows from investing activities:		
Construction in progress		(4,386)
Purchase of land and building		(825,000)
Net cash used in investing activities		(829,386)
Cash flows from financing activities:		
Contributions from members		490,385
Additions to deferred financing costs		(34,897)
Proceeds from loan payable		465,672
Net cash provided by financing activities		921,160
NET INCREASE IN CASH		56,558
Cash, beginning		-
Cash, end	$	56,558
Supplemental disclosure of non cash financing and investing activities:		
Construction in progress was increased by:		
Accounts payable and accrued expenses	$	25,532
Amortization expense capitalized into construction in progress	$	1,745
Asset management fee	$	1,256
Accrued interest payable	$	1,693
Development fee	$	50,000

Fundrise 1351 H Street, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE 1 - ORGANIZATION

Fundrise 1351 H Street, LLC, a Delaware limited liability company (the Company), was formed on September 12, 2011, to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of certain real estate located at 1351 H Street, NW, Washington, DC (the Property). The Company plans to improve the Property and lease it to a retail tenant. The Company acquired the Property on October 4, 2011. There was no significant activity prior to October 4, 2011.

At December 31, 2011, the sole Class A member of the Company was Fundrise Fund LLC (the Manager). On December 8, 2011, the Company authorized the sale of up to 5,000 Class B membership units (the Units) at $100 per Unit. The offering period will close upon the earlier of the sale of the 5,000 Units or one year from the effective date of the offering. As of December 31, 2011, no Units were sold.

Allocations of profits, losses and cash contributions and distributions are made in accordance with the Company's Limited Liability Agreement (the Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with the provisions of the Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Real Estate

The cost of acquired Property is allocated to land and building. The Property was vacant on October 4, 2011. A summary of the purchase price allocated to the components is as follows:

Land	$	400,000
Building		425,000
Total	$	825,000

Depreciation will be provided for in amounts sufficient to relate the costs of depreciable assets to operations over their estimated service lives when the property is improved and ready for its intended use. Improvements are capitalized, while expenditures for maintenance and repairs will be charged to expense as incurred. No depreciation expense was incurred for the period from October 4, 2011 (date of acquisition) though December 31, 2011.

Impairment of Long-Lived Assets

The Company reviews its real estate for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When recovery is reviewed, if the undiscounted cash flows estimated to be generated by the Property are less than its carrying amount, management compares the carrying amount of the Property to its fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the asset's carrying value over its estimated fair value. No impairment loss has been recognized for the period from October 4, 2011 (date of acquisition) through December 31, 2011.

Acquisition Expenses

Acquisition costs of $59,153 were paid at the closing of the Property purchase, and in accordance with accounting principles generally accepted in the United States of America, have been expensed. The components of acquisition expenses incurred on October 4, 2011 (date of acquisition) are as follows:

Acquisition fee	$	8,250
Recordation and transfer tax		12,485
Legal		19,310
Title insurance		4,431
Miscellaneous		14,677
Total	$	59,153

Deferred Financing Costs

Financing fees are amortized over the term of the loan using the straight-line method. Accounting principles generally accepted in the United States of America require the effective yield method be used to amortize financing costs; however, the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method. Amortization expense for period from October 4, 2011 (date of acquisition) through December 31, 2011 is $1,745, and has been capitalized into construction in progress.

Estimated amortization expense for each of the ensuing years through December 31, 2016 is $6,979, $6,979, $6,979, $6,979 and $5,236, respectively.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

Asset Management Fee

Pursuant to the Agreement, the Company shall pay an affiliate of the Manager an annual asset management fee equal to 1% of the cash investment in the Property per year. For the period from October 4, 2011 (date of acquisition) through December 31, 2011 $1,256 was capitalized into construction in progress. At December 31, 2011, $1,256 remains payable and is included in due to affiliates.

Development Fee

Pursuant to the Agreement, the Company shall pay an affiliate of the Manager $50,000 for the initial development of the Property. The fee shall be payable monthly, commencing February 1, 2012, over the initial development period, estimated to be 12 months. Subsequent to the initial development period, a development fee of 3.5% of future development costs of the Property shall be paid to an affiliate of the Manager. This annual development fee will be paid monthly. For the period from October 4, 2011 (date of acquisition) through December 31, 2011, $50,000 was capitalized into construction in progress. At December 31, 2011, $50,000 remains payable and is included in due to affiliates.

Leasing Fee

Pursuant to the Agreement, the Company shall pay the Manager a leasing fee equal to 3% of base rent of the initial lease term of the retail tenant and 1% of the base rent of the renewal term. For the period from October 4, 2011 (date of acquisition) through December 31, 2011, no fees were incurred.

Sales Fee

Pursuant to the Agreement, the Company shall pay the Manager a sales fee equal to 1% of the sales price of the Property upon sale of the Property. For the period from October 4, 2011 (date of acquisition) through December 31, 2011, no fees were incurred.

Acquisition Fee

Pursuant to the Agreement, the Manager is entitled to receive an acquisition fee equal to 1% of the purchase price of the Property. The fee in the amount of $8,250 was incurred and paid on the acquisition date. The fee is included in acquisition expenses in the statement of operations.

Offering Fee

Pursuant to the Agreement, the Company shall pay an affiliate of the Manager commercially reasonable fees in connection with public offerings. For the period from October 4, 2011 (date of acquisition) through December 31, 2011, no fees were incurred.

Due to Affiliates

At December 31, 2011, the Company owed an affiliate of the Manager $33,094 for expenses paid on the Company's behalf. The balance is unsecured, noninterest bearing and due on demand. The amount is included in due to affiliates.

NOTE 4 - NOTE PAYABLE

On October 4, 2011, the Company entered into a promissory note agreement with a third party in the amount of $861,000. The loan is advanced in accordance with the construction loan agreement. In connection with the acquisition of the Property, $411,000 was advanced on October 4, 2011. Additional proceeds will be advanced in installments as construction progresses. All unpaid interest and principal shall be due and payable in full on September 30, 2016. The loan is secured by the Property, and is personally guaranteed by affiliates of the Manager. Commencing on November 1, 2011 through and including April 1, 2013, monthly payments of accrued interest in arrears are due. Interest for this period accrues at the one month London Inter-Bank Offered Rate (LIBOR) plus 3.25% (3.52% at December 31, 2011), subject to an interest rate floor of 4.75%. Commencing on May 1, 2013 through maturity, monthly payments of principal plus accrued interest in arrears shall be due. Interest for this period will accrue at a rate of 6.5%. Interest incurred and capitalized into construction in progress for the period from October 4, 2011 (date of acquisition) through December 31, 2011 was $4,790. Accrued interest payable at December 31, 2011 was $1,693. The outstanding principal balance at December 31, 2011 was $465,672.

At December 31, 2011, scheduled future principal payments on the note are as follows:

December 31, 2012	$ -
2013	28,700
2014	43,050
2015	43,050
2016	350,872
	$ 465,672

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance at one financial institution. At times, this balance may exceed the federal insurance limits; however, the Company has not experienced any losses with respect to its bank balance in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to this cash balance at December 31, 2011.

NOTE 6 - SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 1, 2012 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements. The December 31, 2011 financial statements, dated February 1, 2012, have been reissued to disclose the following subsequent event:

Pursuant to the amended Agreement dated March 30, 2012, the Manager has limited the current offering of Units to 3,250.

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Formation*
3.1	Third Amended and Restated Operating Agreement*
4.1	Form of Subscription Package*
6.1	Lease Agreement between Fundrise 1351 H Street, LLC and Maketto, LLC, dated as of May 9, 2012
6.2	Letter Agreement between Fundrise 1351 H Street, LLC and Maketto, LLC dated as of May 10, 2012
10.1	Consent of Reznick Group, P.C.**
11.1	Opinion of O'Melveny & Myers LLP**

* Previously filed.

** To be filed later by amendment.

Date of this Preliminary Offering Circular: May 11, 2012

SIGNATURES

The issuer has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on May 11, 2012.

Fundrise 1351 H STREET, LLC

By: Its Manager, Fundrise Fund LLC
By: Its Manager, Fundrise Fund Manager, LLC

By: ______________________
Name: Benjamin S. Miller
Title: Manager of Fundrise Fund Manager, LLC

By: ______________________
Name: Daniel S. Miller
Title: Manager of Fundrise Fund Manager, LLC

EXHIBIT 6.1

LEASE AGREEMENT

BETWEEN

FUNDRISE 1351 H STREET, LLC

LANDLORD

AND

MAKETTO, LLC

TENANT

1351 H Street, NE
Washington, DC

TABLE OF CONTENTS

LEASE AGREEMENT

BSM / FR1 / NS

THIS LEASE AGREEMENT (this "Lease"), dated and effective as of this, the 9 day of May, 2012 (the "Effective Date"), is entered into by and between **FUNDRISE 1351 H STREET, LLC**, a Delaware limited liability company, whose address is 1519 Connecticut Ave NW, Suite 200, Washington DC 20036 ("Landlord"), and **MAKETTO, LLC**, A District of Columbia limited liability company, whose address is 1351 H Street NE, Washington DC 20002 ("Tenant").

WITNESSETH:

ARTICLE 1 - PREMISES

1.01. In consideration of the rents and covenants herein set forth, Landlord hereby leases to Tenant, and Tenant hereby rents from Landlord, the certain premises, consisting of the entire three-story building, courtyard, and garage, located at 1351 H Street, NE, Washington, DC 20002 (the "Premises" or the "Building"). The Premises shall contain approximately 5,200 square feet, more or less, as shown in the site plan attached hereto as Exhibit A.

ARTICLE 2 - TERM

2.01. This Lease shall commence on the date hereof (the "Lease Commencement Date"), being the date on which Landlord shall turn over possession of the Premises to the Tenant. The initial term of this Lease shall commence on the Rent Commencement Date (as defined below) and shall expire ten (10) years from the Rent Commencement Date ("Term"). If the Rent Commencement Date is the first day of a calendar month, the Term of this Lease shall terminate at 11:59 p.m. (prevailing time) on the day before the tenth (10th) anniversary of the Rent Commencement Date. If the Rent Commencement Date is not the first day of a calendar month, this Lease shall terminate at 11:59 p.m. (prevailing time) on the last day of the month in which shall fall the tenth (10th) anniversary of the Rent Commencement Date.

2.02. As soon as the Rent Commencement Date has been determined in accordance with the terms of Article 3, a memorandum agreement shall be signed by Landlord and Tenant setting forth the actual commencement and expiration dates of the Term of this Lease. Said memorandum agreement will be substantially in the form of Exhibit B attached hereto and made a part hereof.

ARTICLE 3 - RENT

3.01. Subject to the terms and provisions of this Lease, Landlord reserves and Tenant covenants to pay to Landlord without notice at the Landlord's address set forth on page 1 of this Lease, or at such other place as may hereafter be designated in writing by Landlord, on the days and in the manner herein prescribed for the payment thereof, guaranteed Minimum Rent and Additional Rent (collectively, "Rent") for the Premises, as set forth in this Article 3. The term

"Minimum Rent" shall have the meaning ascribed in Section 3.02. The term "Additional Rent" shall mean and include Insurance Costs and Taxes, Net Profit Payments and any other monetary payments required of the Tenant under this Lease.

3.02. Commencing upon the Rent Commencement Date (as hereinafter defined) and continuing for the entirety of the Term of Lease, Tenant shall pay to Landlord in monthly installments in advance of the first day of each month, The Minimum Rent, Additional Rent and all other sums payable hereunder or on behalf of Landlord. The Rent shall be paid without notice or demand, and without set off, counterclaim, defense, abatement, suspension, deferment, reduction or deduction.

3.03. Beginning on the earlier of: (a) the date the Tenant opens for business or (b) February 1, 2013 (the "Rent Commencement Date"), Tenant covenants to pay, during the original Term of this Lease, a fixed guaranteed minimum annual rent ("Minimum Rent") as follows:

During the First Lease Year of the Lease, the annual Minimum Rent will be $150,000.00, and the Monthly Payment will be $12,500.00. Beginning with the second Lease Year and annually thereafter, the annual Minimum Rent will be increased from the previous year's annual Minimum Rent by three percent (3.0%).

3.03.01 In the event that Tenant has failed to open for business by February 1, 2013, Tenant agrees to pay to Landlord discounted Minimum Rent based on the following schedule:

(a) If Tenant fails to open for business by February 2013: 25% of monthly Minimum Rent
(b) If Tenant fails to open for business by March 2013: 50% of monthly Minimum Rent
(c) If Tenant fails to open for business by April 2013: 75% of monthly Minimum Rent

Commencing on May 1, 2013, Tenant shall be required to pay 100% of monthly Minimum Rent to Landlord whether Tenant has opened for business or not by that date. All monthly payments due to Landlord under subsections (a), (b) and (c) of this Section 3.03.01 shall accrue and shall be due and payable in full in one lump sum payment on the last day of the first (1st) Lease Year hereunder.

3.04. As Additional Rent hereunder, and in consideration for Landlord's Improvement Allowance (as hereinafter defined) Tenant agrees to pay to Landlord monthly "Net Profit Payments" equal to thirty (30%) percent (the "Profit Sharing Percentage") of Tenant's Net Profits, pursuant to the terms and provisions of Section 35.09 below.

3.04.01 After the full payback of Landlord's Improvement Allowance ($600,000), by Tenant from Net Profit Payments to Landlord plus an additional full twelve (12) months of Net Profit Payments paid to Landlord, Tenant shall have the option to prospectively reduce the Profit Sharing Percentage to twenty percent (20%) of Tenant's Net Profits by the payment of additional consideration to Landlord. Said option may be exercised by Tenant at any time after the foregoing conditions are satisfied, by the delivery of written notice to Landlord accompanied by the following payment:

If the option is exercised and payment is made in Lease Years 1-5: $250,000
If the option is exercised and payment is made in Lease Year 6 or in any future Lease Year: $250,000 escalated by three percent (3%) for each Lease Year after Lease Year 5.

3.05. In addition to Minimum Rent as aforesaid, Tenant shall pay to Landlord, as Additional Rent, its Proportionate Share of "Insurance Costs" (as defined in Section 8) and Taxes" (as defined in Section 9). Tenant's Proportionate Share shall be one hundred percent (100%).

3.06. This Lease is a Net-Net-Net lease, and in addition to Minimum Rent and Additional Rent, Tenant shall pay all costs and expenses in connection with its use and occupancy of the Premises, including but not limited to the costs for electricity, gas, heat, cold and hot water and all other services, as and when the same shall become due and payable and before interest or penalties shall be due thereon, and shall provide Landlord with evidence satisfactory to Landlord of payment of all such costs and expenses.

3.07. In the event Tenant shall fail to pay in accordance with the terms hereof, any part of Minimum Rent and/or Additional Rent when due, in addition to Landlord's rights as contained in Article 22 hereof, Tenant shall pay Landlord a late fee, for every month the Tenant fails to pay the Minimum Rent and/or Additional Rent within the required time periods, in the amount of five percent (5%) of the amount then due, and in addition thereto interest shall, at Landlord's option, accrue on the delinquent amounts at the annual rate of five percent (5%) over the Prime Rate of Interest as quoted in The Wall Street Journal (the "Prime Rate") from the day after the due date to the date of payment.

3.08. A Lease Year shall be a period of twelve (12) consecutive full calendar months. The first Lease Year shall begin on the Rent Commencement Date and shall end on the day preceding the anniversary thereof; provided that if the Rent Commencement Date is not the first day of a calendar month, then the first Lease Year shall end on the last day of twelfth (12th) full calendar month after the Rent Commencement Date occurs. Each succeeding Lease Year shall commence immediately upon the expiration of the prior Lease Year. Any period of less than twelve (12) consecutive full calendar months shall be a Partial Lease Year.

ARTICLE 4 - OPTION TO EXTEND

4.01. Tenant shall have the option to extend the Term for two (2) periods of five (5) years each ("Option Period"), provided that (i) Tenant has not been, and is not then in default under any of the terms of this Lease; (ii) Tenant has not assigned this Lease or sublet the Premises; and (iii) Tenant is open for business and has not closed down its business operations. If Tenant elects to exercise its option for an Option Period, it shall, subject to the provisions of this Article, do so by giving Landlord notice of such election not less than one hundred seventy (180) calendar days, nor more than three hundred sixty five (365) days before the beginning of the Option Period, time being of the essence. If Tenant gives such notice, the term of this Lease shall be automatically extended for the Option Period without execution of an extension or renewal lease. If Tenant fails to exercise the option on or before the date described above, any period during which Tenant remains in possession after the expiration of the term hereby created, or as extended by the exercise of a previous option or options, shall be subject to the provisions of the Article captioned "Holding Over."

4.02. The Minimum Rent payable by Tenant to Landlord during the first Lease Year of each Option Period shall be the greater of (i) the product of 1.03 multiplied by the Minimum Rent payable by Tenant to Landlord during the last Lease Year of the original Term or the last year of the first Option Period, as the case may be; or (ii) the Fair Market Rental Rate of the Premises. At the beginning of the second Lease Year of the Option Period and at the beginning of each Lease Year thereafter, the Minimum Rent shall increase by three percent (3%) over the Minimum Rent payable by Tenant to Landlord during the immediately preceding Lease Year. In addition to Minimum Rent, Tenant shall pay to Landlord, during each Lease Year of each Option Period, its Proportionate Share of Taxes, Insurance, Utilities, and all other Operating Costs.

4.03. Landlord and Tenant shall negotiate in good faith to determine the Fair Market Rental Rate for the first Lease Year of the Option Period, for a period of sixty (60) days commencing on the date on which Tenant exercises its option to extend this Lease. In the event Landlord and Tenant are unable to agree upon the Fair Market Rental Rate for the first Lease Year of the Option Period within said sixty (60) day period, the Fair Market Rental Rate for the Premises shall be determined by a board of three (3) licensed real estate appraisers, one of whom shall be named by the Landlord, one of whom shall be named by Tenant, and the two so appointed shall select a third. Each real estate appraiser so selected shall be licensed in the jurisdiction in which the Building is located as a real estate appraiser specializing in the field of retail leasing, having no less than ten (10) years' experience in such field. Landlord and Tenant agree to make their appointments promptly within ten (10) days after the expiration of the sixty (60) day period, or sooner if mutually agreed upon. The two (2) appraisers selected by Landlord and Tenant shall promptly select a third appraiser within ten (10) days after they both have been appointed, and each appraiser, within fifteen (15) days after the third appraiser is selected, shall submit his or her determination of the Fair Market Rental Rate. The Fair Market Rental Rate shall be the average of the two closest rental rate determinations. Landlord and Tenant shall each pay the fee of the appraiser selected by it, and they shall equally share the payment of the fee of the third appraiser. In determining the Fair Market Rental Rate, Landlord, Tenant and the three appraisers shall determine the market rental rate for comparable space in comparable buildings to the Premises in the H Street, N.E. market and other comparable submarkets in Washington, D.C and no deduction shall be made for transaction costs, brokerage fees, build-out costs, permit costs, "free rent" or other concession costs which the Landlord would potentially incur if Landlord were to lease the Premises to a tenant other than the Tenant.

ARTICLE 5 - LANDLORD'S WORK

5.01. Landlord shall have no responsibility to undertake any additional improvements, additions or modifications to the Premises, and the Tenant agreeing to accept the Premises in "as is" and "where is" condition.

ARTICLE 6 – TENANT'S WORK

6.01. All costs of design and construction of the Tenant Work (as defined below), including without limitation the costs of all space planning, architectural and engineering work related thereto, all governmental and quasi-governmental approvals and permits required therefor, all demolition costs, all direct and indirect construction costs, insurance, bonds and other requirements, and costs of any changes (collectively, "Construction Costs"), shall be paid by Tenant, subject, however, to the application of the Improvement Allowance described below, not previously disbursed pursuant to this Lease (the "Available Allowance"). Provided that Tenant has fully performed all of its obligations under this Lease and no default or Event of Default exists, Landlord agrees to make available to Tenant an allowance (the "Improvement Allowance") in the amount of up to Six Hundred Thousand and 00/100 Dollars ($600,000.00) to be applied solely to the Construction Costs. In general, the Construction Costs shall be paid by Landlord to the extent of, and shall be deducted by Landlord from, the Available Allowance, as invoices therefor are rendered to Landlord as and when Construction Costs are actually incurred. Subject to the terms of this Section 6.01, the Available Allowance shall be disbursed by Landlord in accordance with the following procedure: Tenant shall have received deliver to Landlord a written request for payment of the Improvement Allowance and evidence of satisfaction of the following conditions (the "Allowance Request"): (a) receipt by Landlord of a signed statement from Tenant and its Architect certifying that Tenant has incurred out-of-pocket construction and/or design costs for the Tenant Work (for which Tenant has not previously been reimbursed) against which the Improvement Allowance may be applied; (b) receipt by Landlord of appropriate receipts or invoices approved by Tenant and full or partial lien waivers in a form reasonably satisfactory to Landlord and consistent with industry standards from the Tenant's contractor and all major subcontractors, which lien waivers must cover the work then provided by the contractor; (c) receipt by Landlord of such other documentation and/or certifications as Landlord or any holder of any mortgage on the Building may reasonably require from Tenant or the party requesting such payment; and (d) there shall be no Event of Default by Tenant at the time of submission of the Allowance Request or at any time thereafter. Tenant shall only be permitted to submit one (1) Allowance Request per calendar month. Tenant agrees that a portion of the Improvement Allowance not to exceed $50,000, to be paid pro-rata with Tenant, may be used by Tenant towards the cost of (i) Tenant's furniture, fixtures and equipment to be installed or located in the Premises, (ii) telecommunications and data cabling, (iii) Tenant's architect and other fees, and soft costs incurred in connection with the Tenant Work, and (iv) the cost of any required building permits. Tenant shall not be permitted to submit an Allowance Request on or after May 1, 2013. In the event Tenant does not expend all of the Improvement Allowance for costs permitted hereunder, the unused portion of the Improvement Allowance shall be retained by Landlord and Tenant shall have no rights with respect to the same.

6.02. Tenant shall not, without Landlord's prior written consent, do any construction work or make any alterations, modifications or changes, structural or otherwise, to any part of the Premises, either exterior or interior, including, but not limited to, structural work, interior or exterior improvements, installation or modifications of HVAC, plumbing, electrical work, façade improvements, partitions, counters, doors, air conditioning ducts, plumbing, piping, lighting fixtures, wiring of any kind, hardware, locks, ceilings and window and wall coverings (collectively, the "Tenant Work"). With respect to all Tenant Work, Landlord may condition its consent upon (i) Tenant's delivery to Landlord of a policy or policies of worker's compensation, liability and property damage insurance, naming Landlord, the managing agent of the Building and any beneficiary of any deed of trust encumbering the Building (the "Mortgagee") as additional insureds, in limits and with companies reasonably acceptable to Landlord, (with respect to limits, major contractors, such as mechanical, electrical and plumbing, shall be required to maintain liability and property damage insurance coverage in an amount not less than $3,000,000.00; the coverage required of other service contractors shall be in limits acceptable to

Landlord) and (ii) Tenant's obtaining and maintaining, at Tenant's expense, all necessary permits, approvals and licenses from any municipal authorities in connection with the Alterations. In the event of any such approved Tenant Work, Tenant shall have all work done at its own expense. Request for such consent shall be accompanied by plans and specifications stating in detail precisely what is to be done. Tenant and Tenant's architects, engineers, contractors and subcontractors shall be certified and licensed to do business in the District of Columbia, shall not be retained without Landlord's written approval, and shall comply with the building codes, regulations and laws now or hereafter to be made or enforced in the municipality, county and/or state in which the Premises are located and which pertain to such work. All Tenant Work to the Premises shall be made and performed under the supervision of the above referenced professional(s), in accordance with the plans and specifications therefor as previously approved by Landlord in writing, all applicable requirements of insurance policies and any deeds of trust and building loan agreements, including, without limitation, leasehold deeds of trust and spreaders and consolidation agreements, which may now or hereafter affect the Building, and the Tenant's Work Rules and Regulations attached hereto as Exhibit C. Landlord may further condition its consent upon Tenant's delivering to Landlord (i) a performance bond and a labor and materials payment bond issued by a surety company in form, substance and amount satisfactory to Landlord, or (ii) such other security as shall be satisfactory to Landlord. No approval by Landlord of plans and specifications or consent by Landlord to the performance of any Tenant Work shall be deemed to be an agreement by Landlord that the contemplated Tenant Work complies with the certificate(s) of occupancy for the Premises or any requirement of any insurance policies or Mortgages or to be a waiver by Landlord of Tenant's compliance with any of the terms of this Lease.

6.03. Tenant agrees to pay when due the entire cost of any work done by or for Tenant upon the Premises so that the Premises shall at all times be free of liens for labor or materials. If any mechanic's or materialmen's lien is filed against the Premises or the Building (or a notice of intention is filed) for work claimed to have been done for or materials claimed to have been furnished to Tenant, such lien (or notice of intention) shall be discharged or bonded by Tenant within seven (7) days thereafter, at Tenant's sole cost and expense, by the payment thereof or by filing any bond required by law. If Tenant shall fail to timely discharge any such mechanic's or materialmen's lien, Landlord may, at its option, (and in addition to all other rights and remedies under this Lease) discharge the same and treat the cost thereof as Additional Rent payable with the installment of Rent next becoming due. Tenant agrees to indemnify and save Landlord harmless from any and all liens, and any and all injury, loss, claims, or damages to any person or property occasioned by or in connection with any Tenant's construction performed by or on behalf of Tenant.

6.04. Tenant's Work shall be done in a good and workmanlike manner, using first-class materials and shall be of first-class quality and design comparable to other restaurants and retail space of similar quality and price point, and in compliance with all applicable laws, ordinances and codes, and all applicable governmental rules, regulations and requirements, and in accordance with the standards, if any, of the Board of Fire Underwriters, or other organizations exercising the functions of a board of fire underwriters whose jurisdiction includes the Premises. All materials and workmanship shall be of good quality, and in case of repairs, replacements, restoration, changes, additions, alterations or improvements, shall be at least equal to the original. Tenant shall design and install sufficient additional ventilation to ensure that no odors or scents shall emanate from the Premises into other neighboring premises. All salvage or debris in connection therewith shall be properly disposed of by Tenant at Tenant's sole cost and expense. To secure the payment of all Rent due and to become due hereunder and to assure the faithful performance of all of the other covenants of this Lease required to be performed by Tenant, Tenant hereby grants to Landlord an express contractual first lien on and security interest in all equipment (including, without limitation, kitchen equipment), furniture, furnishings, trade fixtures, merchandise, inventory, machinery and other personal property on or in the Premises (collectively "Personal Property"), and also upon all proceeds of any insurance which may accrue to Tenant by reason of damage to or destruction of any of the foregoing. All exemption laws are hereby waived by Tenant. Such contractual lien and security interest are granted in addition to the Landlord's statutory and common law liens and shall be cumulative thereto; and such lien may be foreclosed with or without court proceedings, by public or private sale, upon not less than three (3) days' prior notice. Landlord shall have the right to become purchaser upon being the highest bidder at such sale. Upon the request of Landlord, Tenant shall execute Uniform Commercial Code financing statements relating to the aforesaid security interest.

6.05. Unless otherwise agreed by Landlord when it grants consent to Tenant for their construction, any Tenant Work done by Tenant shall become and remain a part of the Building and be and remain Landlord's property upon the termination of Tenant's occupancy of the Premises; provided, however, that Landlord may by written notice at the expiration or other termination of this Lease require Tenant to remove any alterations made to the Premises by Tenant, as part of Tenant's Work, and restore such portion of the Premises to their condition as of the Rent Commencement Date, ordinary wear and tear excepted. In addition, if any alteration is made, during Tenant's work, without the prior written consent of Landlord, Landlord may correct or remove the alteration at Tenant's expense. Following completion of all Tenant Work, Tenant shall deliver to Landlord a complete set of "as built" plans showing the Property with completed Tenant Work.

ARTICLE 7 - COMPLIANCE WITH LAWS

7.01. Throughout the Term of this Lease, Tenant will promptly comply with (a) all present and future laws, ordinances, orders, rules, regulations and requirements of every duly constituted governmental authority or agent (including, but not limited to, those relating to recycling), and (b) all orders, rules and regulations of the National Board of Fire Underwriters, Fire Insurance Rating Organization or any other body exercising similar functions, observance of which may be required for maintenance of insurance policies herein required, at normal premiums, which may be applicable to the Premises, or to the use or manner of use of the Premises, or the owners, tenants or occupants thereof, relating to the Premises and improvements, and (c) all duties or obligations of any kind imposed by law, covenants, conditions, agreement or easements, upon the owner, occupant, tenant or any other interest in the Premises. All of the foregoing contained in subsections (a), (b), (c) and (d) hereof are hereinafter in this Article collectively termed "Requirements."

ARTICLE 8 - INSURANCE COSTS

8.01. The term "Insurance Costs" means the sums expended by Landlord for the procurement of all insurance it desires or is required to maintain with respect to the Building, and shall include, but shall not be limited to, premiums for fire and casualty, liability, rent, workmen's compensation, sprinkler, water damage and other insurance for the Building.

8.02. Commencing on the Rent Commencement Date, and continuing during the Term, Tenant shall pay to Landlord, as Additional Rent, an amount estimated by Landlord to be Tenant's Proportionate Share (which shall be 100%) of Insurance Costs for each calendar year during the Lease Term. Tenant shall pay 1/12th of Landlord's estimate of annual Insurance Costs on the first day of each month during the year in question. Landlord shall have the right to adjust the monthly Insurance Costs at the end of each calendar year of the Term on the basis of Landlord's reasonably anticipated costs for the following year. Within one hundred twenty (120) days after the end of each calendar year (provided that the Landlord has all necessary information and documentation), or as soon as practicable thereafter, Landlord shall furnish to Tenant a statement showing the total Insurance Costs covering the year just ended, Tenant's Proportionate Share of Insurance Costs for the year, and payments made by Tenant for that year. If Tenant's Proportionate Share of Insurance Costs for the preceding year exceeds the payments made by Tenant, Tenant shall pay Landlord the deficiency within seven (7) days after receipt of the statement. If Tenant's payments made during the preceding year exceed Tenant's Proportionate Share of the Insurance Costs, Landlord shall pay Tenant the excess at the time Landlord furnishes the statement to Tenant or credit the excess against the Tenant's next payments of its Proportionate Share of Insurance Costs.

ARTICLES 9 - TAXES

9.01. The term "Taxes" as used in this Lease shall collectively mean all: real estate taxes, taxes computed or based on rental income (other than federal, state and municipal net income taxes), water and sewer taxes, school taxes, levies, assessments and other charges in the nature of taxes or assessments (including, but not limited to, assessments for public improvements or benefit); and all other governmental, quasi-governmental or special district impositions of any kind and nature whatsoever, regardless of whether now customary or within the contemplation of the parties hereto and regardless of whether resulting from increased rate and/or valuation, or whether extraordinary or ordinary, general or special, unforeseen or foreseen, or similar or dissimilar to any of the foregoing which during the Term are laid, levied, assessed or imposed or become a lien upon chargeable against the land and improvements constituting the Building, present or future laws, statues, ordinances, orders, rules, regulations, or other requirements of any governmental, quasi-governmental or special district authority whatsoever, together with the costs to contest Taxes.

9.02. Commencing upon the Rent Commencement Date, and continuing during the Term, Tenant shall pay to Landlord, as Additional Rent, an amount estimated by Landlord to be Tenant's Proportionate Share (which shall be 100%) of annual Taxes (which shall be pro rated for the first and last Lease Years or fraction thereof) until the end of the Lease Term, even if such levy is received by Landlord after expiration of the Lease Term. Landlord shall bill estimated Taxes on a monthly basis, whereupon Tenant shall pay to Landlord the amount billed by Landlord in advance, on the first day of each calendar month during this Lease Term. Landlord shall have the right to adjust the monthly tax payment at the end of each calendar year on the basis of Taxes paid in the preceding year and the tax bills received by Landlord for the following year. Within one hundred twenty (120) days after the each calendar year (provided that the

Landlord has all necessary information and documentation), or as soon as practicable thereafter, Landlord shall furnish to Tenant a statement showing the total Taxes for the year just ended, Tenant's Proportionate Share thereof, and payments made by Tenant for that year. If Tenant's Proportionate Share of Taxes for the preceding tax year exceeds the payment made by Tenant, Tenant shall pay Landlord the deficiency within seven (7) days after receipt of the statement. If Tenant's payments made during the period exceed Tenant's Proportionate Share of the Taxes, Landlord shall pay Tenant the excess at the time Landlord furnishes the statement to Tenant or credit the excess against the Tenant's next payments of its Proportionate Share of Taxes.

9.03. Tenant shall pay, before delinquency, all taxes and assessments levied, assessed, or imposed upon Tenant's Personal Property.

ARTICLE 10 – <u>ELECTRICITY, UTILITIES</u>

10.01. Tenant shall be furnished electrical service and other utilities directly by the servicing utility companies and Landlord shall have no obligation to provide such services. Commencing on the Rent Commencement Date, Tenant shall be solely responsible for payment of any utility (including, without limitation, electricity, gas, sewage, telephone and cable) used at the Premises. In the event Tenant does not pay such utility charges when due, Landlord shall have the right, but not the obligation, to pay said charges, and Tenant shall reimburse Landlord therefor as Additional Rent. In the event that any utilities are submetered, the Tenant shall pay the costs measured thereby to the Landlord, as Additional Rent, on the first day of each and every month (the "Submetered Costs"). Notwithstanding the foregoing, Landlord may bill estimated Submetered Costs on a monthly basis, whereupon Tenant shall pay to Landlord the amount estimated by Landlord to be the Submetered Costs, in advance, on the first day of each and every month during the Lease Term. Following seven (7) days' written notice from Landlord to Tenant, Landlord can adjust the monthly Submetered Costs on the basis of the actual Submetered Costs, based on the reading of the submeter(s) by Landlord. At such time as Landlord provides the annual statement of Common Area Costs to Tenant, Landlord shall furnish to Tenant a reasonably detailed statement showing the total actual Submetered Costs for the year just ended, and payments made by Tenant for that year. If the actual Submetered Costs for the preceding year exceeds the payment made by Tenant, Tenant shall pay Landlord the deficiency within seven (7) days after receipt of the statement. If Tenant's payments made during the period exceed the actual Submetered Costs, Landlord shall pay Tenant the excess at the time Landlord furnishes the statement to Tenant or credit the excess against the Tenant's next payments of Submetered Costs.

10.02. Landlord shall not be liable in any way to Tenant for any loss, damage or expense which Tenant may sustain or incur as a result of any failure, defect or change in the quantity or character of any utility furnished by the servicing utility company nor for any interruption in the supply, and, Tenant agrees that such supply may be interrupted by the utility company and/or the Landlord for inspection, repairs, replacement and in emergencies.

ARTICLE 11 - <u>USE OF PREMISES</u>

11.01. Tenant shall continuously use and operate the Premises as a restaurant/bar/retail store, primarily selling food, beer, wine and other alcoholic beverages for consumption only within the

Premises, as well as men's apparel, shoes, hats, and accessories and not for any other use unless permitted in writing by Landlord in Landlord's sole discretion. Tenant shall thoroughly clean the entire Premises daily and more often as necessary. Tenant will keep the Premises and trash collection area in a clean, orderly and sanitary condition and free of insects, rodents, vermin, other pests, trash and dirt accumulations and shall furnish adequate and proper sanitary receptacles for trash and garbage in location(s) designated by the Landlord and shall clean and wash the windows of the Premises to the reasonable satisfaction of the Landlord consistent with the standards applicable to a first class commercial use building in the Washington, D.C. metropolitan area. Tenant, at its cost and expense, will remove daily all garbage and trash from the Premises and deposit such garbage and trash in a clean and orderly manner, and shall have such garbage and trash picked up and removed at such intervals as are acceptable to the Landlord. No odors or noise shall be permitted to emanate from the Premises, which could be a source of annoyance, nuisance, or disturbance to neighboring businesses, their employees or customers.

11.02. It shall be the Tenant's sole responsibility to obtain and maintain the certificate of occupancy (or use and occupancy permit) for the Premises, along with any other permits and licenses to allow the Tenant to undertake the permitted use in the Premises. Landlord makes no warranty or representation that Tenant's use is permitted by the applicable zoning law. Tenant will not use or allow the Premises to be used or occupied for any unlawful purpose or in violation of any certificate of occupancy or certificate of compliance, or in breach of any private covenant, restriction, condition, easement or agreement, covering or affecting the use of the Premises and will not suffer any act to be done or any condition to exist on the Premises or any article to be brought thereon which may be dangerous, inflammable, toxic, or hazardous, unless safeguarded as required by law, or which, in law, constitutes a nuisance, public or private, or which may make void or voidable any insurance then in force with respect thereto, unless consented to by Landlord in writing, which consent may be withheld or conditioned in Landlord's sole discretion.

11.03. Tenant shall operate its business in a manner commensurate with the service, dignity and ambiance of similar first class establishment with services comparable to those permitted hereunder located in similar first class commercial buildings in the Washington, D.C. metropolitan area. Tenant shall not permit excess lines of people to form outside the entrance to the Premises. Landlord shall have the right, but not the obligation, to approve in its reasonable discretion the decor, furniture, fixtures and other similar items relating to or in connection with the Premises or the operation of Tenant's business.

11.04. The Tenant's Trade name shall be "Maketto". Tenant may not change its Trade Name without the prior written consent of Landlord, which consent shall not be unreasonably withheld.

11.05. Within sixty (60) days after the end of each calendar year or partial calendar year, as the case may be, Tenant shall deliver to Landlord an annual financial statement which shall include, a profit and loss statement, balance sheet and such other financial information requested by the Landlord.

ARTICLE 12 – <u>RULES AND REGULATIONS</u>

12.01. INTENTIONALLY OMITTED

ARTICLE 13 - INSURANCE

13.01. Landlord shall have the right, but not the obligation, to keep the Building insured against loss or damage by fire and against loss or damage by other risks now or hereafter embraced by the broadest form of "Extended Coverage," so-called, and against such other risks as Landlord may from time to time designate (including, without limitation, rent loss insurance) in amounts sufficient to prevent Landlord and Tenant from becoming co-insurers under the terms of the applicable policies, but in any event in an amount not less than one hundred percent (100%) of the then full replacement cost, without depreciation (exclusive of the cost of excavations, foundations and footings below the lowest basement floor). The cost of the foregoing shall be included in Insurance Costs.

13.02. Tenant, at its sole cost and expense, but for the mutual benefit of Landlord and Tenant, shall maintain:

(a) commercial general liability insurance written on an occurrence basis including, without limitation, blanket contractual liability coverage, broad form property damage and independent contractor coverage (with an inflation rider), bodily injury coverage and fire damage legal liability coverage with a combined single limit of Three Million Dollars ($3,000,000) with respect to claims for personal injury, death or property damage, occurring in the Premises. Such liability insurance shall include, at the same minimum limits of liability as shown above, liquor legal liability coverage.

(b) policies of insurance covering any plate glass in the Premises, trade fixtures, leasehold improvements, merchandise and all other Personal Property from time to time in or on the Premises, in an amount not less than one hundred percent (100%) of their actual replacement cost, providing protection against all risks covered by standard form of "Fire and Extended Coverage Insurance," together with insurance against vandalism, theft, sprinkler leakage, and malicious mischief. Tenant shall also maintain, at its sole cost and expense, workman's compensation/employer's liability insurance in at least the minimum amount required by law, along with business interruption insurance which shall cover payment of Rent for no less than twelve (12) months.

(c) builders risk insurance in such amounts as may reasonably be deemed necessary by Landlord's insurance advisor, the foregoing to be carried on any construction by Tenant only during such period of actual construction;

(d) such other insurance against other insurable hazards which from time to time are commonly insured against in the area of the Premises including those related to the use of the Premises.

Landlord shall have the right, from time to time, to increase the insurance coverages required to be maintained by the Tenant.

13.03. Tenant shall observe and comply with the Requirements of all policies of insurance at any time in force with respect to the Premises and improvements and of the insurance companies issuing them. Any additional insurance carried by Tenant shall not reduce the insurance required under this Lease to be carried by Tenant on behalf of Landlord, nor cause Landlord to become a co-insurer under the insurance required to be carried by Tenant under this Lease on behalf of Landlord.

13.04. All insurance provided for in this Article shall be effected under valid and enforceable policies reasonably satisfactory to Landlord, shall name Landlord and its mortgagee as additional named insureds, and be issued by insurers which are licensed to do business under the laws of the District of Columbia and shall be rated A+ or better by Best's Rating Agency. Upon the execution of this Lease, and, annually thereafter a certificate thereof, bearing notations evidencing the payment of premiums or accompanied by other evidence satisfactory to Landlord of such payment, shall be delivered by Tenant to Landlord. In the event that a claim is asserted by or against the Landlord that is to be covered under the Tenant's insurance policy pursuant to the provisions of this Lease, the Tenant shall provide the Landlord with a copy of its insurance policy upon written request by the Landlord. Not less than thirty (30) days prior to the expiration date of the expiring policies provided pursuant to this Article, a certificate thereof, bearing notations evidencing the payment of premiums or accompanied by other evidence reasonably satisfactory to Landlord of such payment, shall be delivered by Tenant to Landlord. Each such policy or certificate therefore issued by the insurer shall contain an agreement by the insurer that such policy shall not be canceled without at least thirty (30) days' prior written notice to Landlord.

13.05. Upon failure at any time on the part of Tenant to procure and deliver to Landlord the certificates of insurance, as hereinabove provided, Landlord may, in its sole discretion, as often as such failure shall occur, procure such insurance and pay the premium therefor, and for any sums paid by Landlord for insurance, Landlord shall have all the remedies provided for in this Lease or by law for the collection of Rent.

13.06. Anything to the contrary in this Lease notwithstanding, neither Landlord nor Tenant shall be liable to the other party or to any insurance company (by way of subrogation or otherwise) insuring the other party for any loss or damage to any building, structure or other tangible property when such loss is caused by any of the perils which are included in a standard policy of full replacement cost coverage for fire, theft and all risk coverage, even though such loss or damage might have been occasioned by the act, omission or negligence of such party. Landlord and Tenant agree to cause their respective insurance policies covering the Premises and/or the Building and the contents thereof to contain an appropriate provision or endorsement whereby the insurer agrees that the insurance policy and coverage will not be invalidated by reason of the foregoing waiver of the right of recovery against Landlord or Tenant, as the case may be, for loss occurring to the properties covered by such policies, and whereby such insurers also waive any right of subrogation against the Landlord or Tenant, as the case may be.

ARTICLE 14 – <u>INDEMNIFICATION</u>

14.01. Tenant agrees that the use of the Premises and Building by itself, its agents, contractors, customers, invitees, employees and servants is at its own risk and hereby releases Landlord and its agents, servants, contractors and employees from any and all claims and demands of every kind resulting from any accident, damage or injury occurring therein.

14.02. Tenant shall defend, indemnity and save harmless Landlord and Landlord's members, agents and employees against and from any and all liabilities, obligations, damages, penalties, claims, costs, charges, expenses, suits, demands, judgments, interest and expenses, including, but not limited to reasonable architect's and attorney's fees, as well as disbursements incurred in the defense thereof, which may from time to time or at any time be asserted by third persons, including, but not limited to, those for death, for personal injuries, or for loss or damage to property, against Landlord or Landlord's agents by reason of or arising directly or indirectly, during the term of this Lease, or any time prior thereto that Tenant may have had actual possession of or been given access to all of or any portion of the Premises, out of or in connection with any one or more, or all of the following: Tenant's occupancy, operation or from any work or thing whatsoever done in the Premises; any negligent or otherwise wrongful act or omission on the part of Tenant or any of its agents, contractors, subcontractors, servants, employees, customers, invitees subtenants or licensees; any accident, injury or damage to any person or property occurring in, or about the Premises or the Building or any part thereof; the use by Tenant of Tenant's corporate and/or trade name; any failure on the part of Tenant to perform or comply with any of the terms and provisions contained in this Lease; and the introduction by Tenant of hazardous substances to the Premises in violation of law.

14.03. Landlord shall not be responsible or liable to Tenant for any loss or damage resulting to Tenant or its property from any burst, stopped or leaking water, gas, sewer, sprinkler or steam pipes or plumbing fixtures or by operation or construction of any private, public or quasi-public work, nor shall Landlord be liable for any failure or defect in any electric line, circuit or facility. All property kept, stored or maintained in the Premises or elsewhere on the Building shall be so kept, stored or maintained at the sole risk of Tenant.

14.04. The foregoing shall survive the termination or expiration of this Lease.

ARTICLE 15 - DAMAGE BY FIRE OR CASUALTY

15.01. Tenant covenants and agrees to immediately give Landlord telephonic and written notice of any fire or other casualty affecting the Premises. In the event that the Building or the Premises should be totally destroyed by fire or other casualty, or in the event the Building (or any portion thereof) should be so damaged that rebuilding or repairs cannot be completed, in Landlord's reasonable opinion, within two hundred seventy (270) days of Landlord's becoming aware of the applicable fire or casualty, either Landlord or Tenant may, at its option, terminate this Lease, by written notice to the other, with Tenant's notice to be given within ten (10) days after being advised by Landlord that the rebuilding or repairs cannot be completed within two hundred seventy (270) days. In the event the Building or the Premises should be damaged by fire or other casualty and, in Landlord's reasonable opinion, the rebuilding or repairs can be completed within two hundred seventy (270) days of Landlord's becoming aware of the applicable fire or casualty, or if the damage should be more serious but neither Landlord nor Tenant elect to terminate this Lease pursuant to this Section, Landlord shall, within thirty (30) days after receiving a building permit therefore, commence to rebuild or repair the Building and the Premises (not including any alterations completed as part of the Tenant Work), and shall pursue with reasonable diligence the repair and restoration of the Building and the Premises to substantially the same condition which existed immediately prior to the happening of the casualty, except that Landlord shall not be required to rebuild, repair or replace any part of the furniture, equipment, fixtures, inventory, supplies or any other personal property or any other improvements which may have been placed by Tenant within the Building or at the Premises. Landlord shall allow Tenant a proportionate diminution of Minimum Rent and Additional Rent as may be fair and reasonable under the circumstances during any period of reconstruction or repair of the Premises due to an occurrence contemplated in this Section 15.01, based on the square footage of the Premises which is unusable due to such fire or other casualty. Notwithstanding Landlord's restoration obligation, in the event any mortgagee under a deed of trust, security agreement or mortgage on the Building should require that the insurance proceeds be used to retire or reduce the mortgage debt or if the insurance company issuing Landlord's fire and casualty insurance policy fails or refuses to pay Landlord the proceeds under such policy, Landlord shall have no obligation to rebuild and this Lease shall terminate upon notice by Landlord to Tenant.

15.02. If, within the last two years of the Term of this Lease, or within the last two years of an Option Period, the Premises or the Building shall be damaged or destroyed by fire or other casualty of any kind or nature, foreseen or unforeseen, and the estimated cost of restoration would, in Landlord's reasonable opinion, exceed twenty five percent (25%) of the then value of the Premises, or the Building, as the case may be, Landlord shall have the right to terminate this Lease on at least ten (10) days notice given within ninety (90) days after such destruction or damage.

ARTICLE 16 – CONDEMNATION / EMINENT DOMAIN

16.01 If the whole or a "substantial portion" of the Premises or a "substantial portion" of the Building shall be taken for any public or quasi-public use under any statute or by right of eminent domain, or if title to the Premises or a "substantial portion" of the Premises or a "substantial portion" of the Building shall be conveyed to the condemning authority by private sale in lieu of condemnation, this Lease shall automatically terminate as of the date of the such taking. A "substantial portion" of the Premises shall mean a taking of so much of the Premises which leaves the remaining portion of the Premises reasonably unusable for the Use set forth in Section 11.01. A "substantial portion" of the Building shall mean a taking of more than fifty percent (50%) of the leasable square footage of the Building, or so much of the leasable square footage of the Building that would not permit the continued operation of Tenant's Use, in Landlord's reasonable opinion. Except as provided in this Section 16.01, this Lease shall not be terminated or otherwise affected by any taking or a sale in lieu of taking.

16.02. All compensation awarded or paid upon a total or partial taking of the Premises or the purchase price in lieu of a taking, including the value of the leasehold estate created hereby, shall belong to and be the property of Landlord without any participation by Tenant. Tenant, however, may independently prosecute a claim directly against the condemning authority for loss of business and/or depreciation to, damage to, and/or cost of removal of, and/or for the value of trade fixtures and other Personal Property belonging to Tenant, provided that no such claim shall diminish or otherwise adversely affect Landlord's award or the awards of any and all ground and underlying lessors or mortgagees having an interest in the Building.

ARTICLE 17 - ASSIGNMENT OR SUBLETTING

17.01. Tenant agrees, for Tenant and its successors, assigns and legal representatives, not to assign, or in any manner, transfer this Lease or any estate or interest hereunder and not to sublet the Premises or any part or parts thereof, or permit any licensees or concessionaires to utilize all or any part of the Premises without the prior written consent of Landlord in each instance, which consent may be withheld in Landlord's sole discretion,. Any consent by Landlord to any such assignment, or subletting shall not in any way be construed to relieve Tenant from obtaining the prior written consent of Landlord to any other or future assignment or subletting.

17.02. For purposes of this Section, a transfer, conveyance, grant or pledge, directly or indirectly, in one or more transactions, of an interest in Tenant (whether stock, membership, partnership interest or other form of ownership or control, or the issuance of new interests) by which an aggregate of more than twenty-five percent (25%) of the beneficial interest in Tenant shall be vested in a party or parties who are not holders of such interest(s) as of the date hereof shall be deemed an assignment of this Lease. The merger or consolidation of Tenant into or with any other entity, the sale of all or substantially all of Tenant's assets, or the dissolution of Tenant shall each be deemed to be an assignment within the meaning of this Section.

17.03. Landlord's acceptance of an assignment or sublet under this Article shall not relieve Tenant of any liabilities and obligations under this Lease and any such agreement must state clearly that Tenant acknowledges and accepts that it continues to be primarily liable hereunder for the remainder of this Term.

17.04. In the event that Tenant assigns this Lease or sublets all or any portion of the Premises Tenant shall pay to Landlord, as Additional Rent, the difference between all sums paid to Tenant by or on behalf of such assignee or subtenant under the assignment or sublease, and the Rent and Additional Rent paid by Tenant under this Lease and attributable to the portion of the Premises assigned or sublet.

ARTICLE 18 - ENTRY BY LANDLORD

18.01. Landlord, by its duly authorized employees and agents, may enter the Premises at all reasonable hours upon reasonable notice (or without notice in the event of an emergency) for the following purposes: (i) to inspect the same, (ii) to determine whether Tenant is complying with all its obligations hereunder, (iii) to perform, but have no obligation to perform, any work therein that may be necessary in the event of Tenant's default hereunder. Landlord may, during the process of any work in the Premises keep and store upon the Premises, all necessary materials, tools and equipment required for said work. Landlord shall not be liable for inconvenience, annoyance, disturbance, loss of business or other damage of Tenant or any subtenant reasonably and necessarily required by the making of such repairs or the performance of any work, or on account of bringing materials, tools, supplies and equipment into or through the Premises during the course thereof, and the obligations of Tenant under this Lease shall not be affected thereby.

18.02. Landlord shall have the right to enter the Premises at all reasonable times during usual business hours and upon reasonable notice, for the purpose of showing the same to prospective purchasers or mortgagees thereof, and, at any time within twelve (12) months prior to the expiration of the Term of this Lease, for the purpose of showing the same to prospective tenants.

ARTICLE 19 - SURRENDER

19.01. On the last day of the Lease Term, or the sooner termination thereof, Tenant shall peaceably surrender the Premises in good order, condition and repair, broom-clean, reasonable wear and tear excepted, and free and clear of all liens and encumbrances caused directly or indirectly by its agents, contractors or employees. Tenant shall promptly surrender all keys for the Premises to Landlord at the place then fixed for payment of Rent. Upon the expiration or earlier termination of this Lease (whether by default or otherwise), the Tenant shall, at Landlord's request, convey to Landlord the Personal Property (for no consideration). Tenant shall further assign to the Landlord any warranties with respect to such Personal Property, and shall provide the Landlord with all operating information, including manuals. If prior to the end of the Term, Landlord shall notify Tenant to remove from the Premises any or all Personal Property, equipment, and/or fixtures installed by Tenant therein, Tenant shall do so at Tenant's expense, and Tenant shall repair any damage to Premises as a result of any such removal. The provisions of this Article 19 shall survive the expiration or any termination of this Lease.

ARTICLE 20 - HOLDING OVER

20.01 If Tenant shall not surrender the Premises upon the expiration of the Term, it shall pay Landlord as liquidated damages for its use and occupancy of the Premises for each calendar month or partial calendar month subsequent to the last day of the Term a sum equal to two times the monthly installment of Minimum Rent payable during the last twelve calendar months of the Term, in addition to all other damages incurred by Landlord as a result of such holdover. In addition Tenant shall comply with all of Tenant's other obligations under this Lease as if the Term had not ended. Tenant shall not interpose any counterclaim or counterclaims in an unlawful detainer proceeding or other action on holdover. Nothing contained in this Lease shall be construed as a consent by Landlord to the occupancy or possession by Tenant of the Premises beyond the Termination Date or prior expiration of the Term, and Landlord, upon said Termination Date or prior expiration of the Term shall be entitled to the benefit of all legal remedies that are now or may be in force or enacted relating to the speedy repossession of the Premises.

ARTICLE 21 - DEFAULT

21.01. In the event: (a) of default in the payment of Rent or of any installment or part thereof, or in the payment of any other sum or any part thereof which may become due from Tenant to Landlord hereunder, at the times and in the manner provided herein after five (5) days written notice from Landlord to Tenant (provided, however, that Landlord shall only be required to give Tenant two (2) such notices in any 12-month period, after which Tenant shall be in default hereunder if it fails to pay any Rent or other sum due hereunder within five (5) days after the same is due and payable without any notice from Landlord), or (b) the Premises shall be vacated, deserted or abandoned (whether the keys be surrendered or not and whether the rent be paid or not), or (c) of the violation by Tenant of any of the other covenants, agreements and conditions provided in the Lease, and the failure to cure such violation within thirty (30) days after notice in writing of such violation by Landlord to Tenant, (d)an Event of Bankruptcy as specified in Article 22; (e) Tenant's dissolution or liquidation; (f) any subletting, assignment, transfer, mortgage or other encumbrance of the Premises or this Lease not permitted by Article 17; (g) if Tenant fails to deliver an annual Net Profit Statement to Landlord within the time frames set forth in Section

35.09 below, or otherwise fails to act in good faith in meeting the terms of and its obligations under Section 35.09 below; or (h) if there shall be a default under a Lease Agreement of even date herewith between the Landlord and the Tenant, each and every one of the foregoing shall constitute an "Event of Default" hereunder.

21.02. In the event of any Event of Default by Tenant, Landlord may at any time thereafter, without any additional notice and demand and without limiting Landlord in the exercise of any other right or remedy which Landlord may have by reason of such default or breach do any of the following:

i. Landlord may terminate this Lease, by giving written notice of such termination to Tenant, whereupon this Lease shall automatically cease and terminate and Tenant shall be immediately obligated to quit the Premises. Any other notice to quit or notice of Landlord's intention to re-enter the Premises is hereby expressly waived. If Landlord elects to terminate this Lease, Landlord shall have the right to recover from Tenant all rent and any other sums accrued up to the time of termination or recovery of possession by Landlord, whichever is later.

ii. With or without the termination of this Lease, Landlord may proceed to recover possession of the Premises under and by virtue of the provisions of the laws of the jurisdiction in which the Building is located, or by such other proceedings, including re-entry and possession, as may be applicable. If this Lease is terminated or Landlord recovers possession of the Premises before the expiration of the Term by reason of Tenant's default as hereinabove provided, Landlord shall have the option to take steps to re-let the Premises for such rent and upon such terms as are not unreasonable under the circumstances and, if the full rental reserved under this Lease (and any of the costs, expenses or damages indicated below) shall not be realized by Landlord, Tenant shall be liable for all damages sustained by Landlord, including without limitation deficiency in rent during any period of vacancy or otherwise; the costs of removing and storing the property of Tenant or of any other occupant; all expenses incurred by Landlord in enforcing Landlord's remedies, including without limitation reasonable attorneys' fees as provided herein, and advertising, brokerage fees and expenses of placing the Premises in first-class rentable condition. Landlord, in putting the Premises in good order or preparing the same for re-rental may, at Landlord's option, make such alterations, repairs, or replacements in the Premises, as Landlord, in its sole judgment, considers advisable.

iii. Any damage or loss of rent sustained by Landlord may be recovered by Landlord, at Landlord's option, at the time of termination of this Lease, the time of the re-letting, or in separate actions, from time to time, as said damage shall have been made more easily ascertainable by successive re-lettings, or at Landlord's option in a single proceeding deferred until the expiration of the Term (in which event Tenant hereby agrees that the cause of action shall not be deemed to have accrued until the date of expiration of said Term) or in a single proceeding prior to either the time of re-letting or the expiration of the Term. If the Landlord elects to repossess the Premises without terminating this Lease, then Tenant shall be liable for and shall pay to Landlord all Rent and other indebtedness accrued to the date of such repossession, plus Rent required to be paid by Tenant to Landlord during the remainder of this Lease until the date of expiration of the Term, diminished by (A) any net sums thereafter received by Landlord through re-letting the Premises during such period (after deducting expenses incurred by Landlord as provided in subsection (ii) above) or (B) if Landlord brings an action hereunder prior to a re-letting, the fair market value thereof until the date of expiration of the Term, discounted to the present value thereof at the time of acceleration using as an annual discount rate equal to five percent (5%) or the Prime Rate, whichever results in a higher present value. In no event shall Tenant be entitled to any excess of any Rent obtained by re-letting over and above the Rent herein reserved. Actions to collect amounts due from Tenant as provided in this subsection (iii) may be brought from time to time, on one or more occasions, without the necessity of Landlord's waiting until expiration of this Lease term. Upon termination of this Lease or repossession of the Premises following a default hereunder, Landlord may re-let the whole or any portion of the Premises for any period, to any tenant, and for any use and purpose on such terms and at such rentals as Landlord in its exclusive reasonable judgment may determine.

21.03. In the event Tenant is obligated to quit and surrender the Premises to Landlord or this Lease is terminated, Landlord shall have the right to enter the Premises by any summary or plenary action or proceeding, without any liability whatsoever. Landlord may at the expense of Tenant, sell or discard any property in the Premises without any liability to Tenant whatsoever. Tenant waives any notice to quit required by law.

21.04. Each right and remedy of Landlord provided for in this Lease shall be cumulative and shall be in addition to every other right or remedy provided for in this Lease or now or hereafter existing at law or in equity or by statute or otherwise. Landlord's exercise of any such right or remedy shall not prevent the concurrent or subsequent exercise of any other right or remedy. Landlord's delay or failure to exercise or enforce any of Landlord's rights or remedies or Tenant's obligations shall not constitute a waiver of any such rights, remedies or obligations. Landlord shall not be deemed to have waived any default unless such waiver expressly is set forth in an instrument signed by Landlord. Any such waiver shall not be construed as a waiver of any covenant or condition except as to the specific circumstances described in such waiver. Neither Tenant's payment of an amount less than a sum due nor Tenant's endorsement or statement on any check or letter accompanying such payment shall be deemed an accord and satisfaction. Notwithstanding any request or designation by Tenant, Landlord may apply any payment received from Tenant to any payment then due. Landlord may accept the same without prejudice to Landlord's right to recover the balance of such sum or to pursue other remedies. Re-entry and acceptance of keys shall not be considered an acceptance of a surrender of this Lease. If Tenant is in default of this Lease for the same or substantially the same reason more than three times during the Lease Term, then, at Landlord's election, Tenant shall not have the right to cure such repeated default. In the event of Landlord's election not to allow a cure of a repeated default, Landlord shall have all the rights and remedies provided herein and by law. In addition, following each second consecutive monthly installment of rent that remains unpaid for longer than ten (10) days beyond the date on which the same is due and payable, Landlord may, in addition to all other rights and remedies provided herein and by law, require that (i) beginning with the first monthly installment of rent next due, the rent shall no longer be paid in monthly installments but shall be payable in advance on a quarterly basis and/or (ii) Tenant increase the amount of the security deposited with Landlord by an amount equal to two (2) months' rent.

ARTICLE 22 - BANKRUPTCY OR INSOLVENCY

22.01. An Event of Bankruptcy is: (a) Tenant's, a Guarantor's or any general partner (a "General Partner") of Tenant's becoming Insolvent, as that term is defined in Title II of the United States Code (the "Bankruptcy Code"), or under the insolvency laws of any state (the "Insolvency Laws"); (b) appointment of a receiver or custodian for any property of Tenant, a Guarantor or a General Partner, or the institution of a foreclosure or attachment action upon any property of Tenant, a Guarantor or a General Partner; (c) filing of a voluntary petition by Tenant, a Guarantor or a General Partner under the provisions of the Bankruptcy Code or Insolvency Laws; (d) filing of an involuntary petition against Tenant, a Guarantor or a General Partner as the subject debtor under the Bankruptcy Code or Insolvency Laws, which either (1) is not dismissed within thirty (30) days after filing, or (2) results in the issuance of an order for relief against the debtor; (e) Tenant's, a Guarantor's or a General Partner's making or consenting to an assignment for the benefit of creditors or a composition of creditors; (f) a material and adverse change in the financial condition or status of Tenant, a General Partner or Guarantor; or (g) an admission by Tenant or a Guarantor of its inability to pay debts as they become due. At any time upon not less than five (5) days' prior written notice, Tenant shall submit such information as Landlord may request concerning the financial condition of Tenant, any Guarantor or any General Partner. Tenant warrants that all such information heretofore and hereafter submitted is and shall be correct and complete. Upon occurrence of an Event of Bankruptcy, Landlord shall have all rights and remedies available pursuant to Article 21; provided, however, that while a case (the "Case") in which Tenant is the subject debtor under the Bankruptcy Code is pending, Landlord's right to terminate this Lease shall be subject, to the extent required by the Bankruptcy Code, to any rights of Tenant or its trustee in bankruptcy (collectively, "Trustee") to assume or assign this Lease pursuant to the Bankruptcy Code. Trustee shall not have the right to assume or assign this Lease unless Trustee promptly (a) cures all defaults under this Lease, (b) compensates Landlord for all damages incurred as a result of such defaults, (c) provides adequate assurance of future performance on the part of Tenant as debtor in possession or Tenant's assignee, and (d) complies with all other requirements of the Bankruptcy Code. If Trustee fails to assume or assign this Lease in accordance with the requirements of the Bankruptcy Code within sixty (60) days after the initiation of the Case, then Trustee shall be deemed to have rejected this Lease. Adequate assurance of future performance shall require that, at a minimum, all of the following minimum criteria be met: (1) Tenant's gross income (as defined by generally accepted accounting principles) during the thirty (30) days preceding the filing of the Case must be greater than ten (10) times the next monthly installment of the Base Rent and additional rent; (2) Both the average and median of Tenant's monthly gross income (as defined by generally accepted accounting principles) during the seven (7) months preceding the filing of the Case must be greater than ten (10) times the next monthly installment of the Base Rent and additional rent; (3) Trustee must pay its estimated pro rata share of the cost of all services performed or provided by Landlord (whether directly or through agents or contractors and whether or not previously included as part of the Base Rent) in advance of the performance or provision of such services; (4) Trustee must agree that Tenant's business shall be conducted in a first-class manner, and that no liquidating sale, auction or other non-first-class business operation shall be conducted in the Premises; (5) Trustee must agree that the use of the Premises as stated in this Lease shall remain unchanged and that no prohibited use shall be permitted; (6) Trustee must agree that the assumption or assignment of this Lease shall not violate or affect the rights of other tenants in the Building; (7) Trustee must pay at the time the next monthly installment of the Base Rent is due, in addition to such installment, an amount equal to the monthly installments of the Base Rent and additional rent due for the next six (6) months thereafter, such amount to be held as a security deposit; (8) Trustee must agree to pay, at any time Landlord draws on such security deposit, the amount necessary to restore such security deposit to its original amount; and (9) all assurances of future performance specified in the Bankruptcy Code must be provided.

ARTICLE 23 - <u>REPAIRS AND MAINTENANCE</u>

23.01. Landlord shall not be responsible for any repairs or maintenance of the Building.

23.01.01. Landlord may, but shall not be required to, make all repairs, whether interior, exterior, structural or non-structural made necessary by the negligence of Tenant or the misuse of the Premises or the fixtures therein or appurtenances thereto by the Tenant, Tenant's agents, employees customers or invitees, the cost of which shall be paid by Tenant within five (5) days of receipt of an invoice from Landlord; provided, however, that no notice shall be required prior to Landlord making such repairs in the event the repairs involve the health, welfare or safety of the Premises, the Building or the occupants or invitees thereof.

23.02. Tenant, at Tenant's sole cost and expense, assumes all responsibility and obligation for the physical condition of the Premises, including both repairs and replacements, and shall:

23.02.01. Maintain the Premises in first-class condition and repair, including, without limitation, put, keep and maintain in good condition the interior, including all walls of the Premises, including without limitation, the doors, door frames, demising walls and all plate glass windows and window frames; make all repairs and replacements to the, heating, ventilation, air conditioning, plumbing, sanitary sewerage, grease trap system, electric, sprinkler, fire suppression systems and lighting systems, security systems, kitchen and other equipment therein, ceiling tiles, and all floor coverings, doors, door frames and door openers; to maintain and clean all door, window and plate glass in or about the Premises and to replace the same when damaged or broken; maintain any exterior signs, lighting and awnings, permitted pursuant to the terms hereof; promptly remove any snow or ice from the sidewalks adjacent to the Premises, and undertake any improvements required by any and all laws, rules, regulations, or requirements of all public authorities, or the fire insurance rating association having jurisdiction. Tenant shall substantially refurbish the Premises at least every three (3) years of the Term to maintain a first-class appearance and condition.

23.02.02. Remove daily all trash and debris, and not permit trash or debris to accumulate outside of the Premises; the cost of such trash removal shall be borne by the Tenant.

23.02.03. Keep the Premises free from all vermin and pest infestation and exterminate at regular intervals.

23.02.04. Not place or permit trash, pallets or debris to be disposed of outside of the Premises unless in approved containers.

23.03. In the event of any changes in the applicable laws, ordinances or codes, and all applicable governmental rules, regulations and requirements, and in accordance with the standards, if any, of the Board of Fire Underwriters, or other organizations exercising the functions of a board of fire underwriters of all authorities having jurisdiction over the Premises which require repairs, replacement or changes to be made to or in the maintenance of the Premises, Tenant, at Tenant's sole cost and expense, shall be solely responsible to make such repairs, replacement or changes in maintenance.

23.04. Throughout the term of the Lease, Tenant shall enter into, and maintain, a contract with reputable contractors providing for (i) periodic inspections and spring and fall servicing of the air conditioning, ventilating and heating system in the Premises; (ii) monthly inspection, cleaning and servicing of the grease trap, hood filters and exhaust ducts; and (iii) monthly pest extermination services, if necessary as determined by Landlord. Tenant shall furnish Landlord with reasonably adequate reports of such inspections with proof that Tenant has complied with the inspector's recommendations; each such contract shall be submitted to Landlord for its review and approval prior to execution and Tenant shall incorporate Landlord's recommendations therein. An executed copy of each such contract shall be deposited with Landlord so that Landlord shall at all times be in possession of a current contract. If Tenant fails to comply with its obligations under this Section, Landlord, in addition to all other rights and remedies, shall have the right to undertake such obligations (without liability for any loss or damage to Tenant's property or business) and Tenant shall pay to Landlord, on demand, the costs thereof as Additional Rent.

ARTICLE 24 - QUIET ENJOYMENT

24.01. Tenant, subject to the terms and provisions of this Lease and to all mortgages and underlying leases of record to which this Lease may be or may become subordinate, on payment of all Minimum Rent and Additional Rent and observing, keeping and performing all of the terms and provisions of this Lease, shall lawfully, peaceably and quietly have, hold, occupy and enjoy the Premises during the term hereof.

ARTICLE 25 - NOTICES

25.01. Any notice required or permitted under this Lease shall, unless otherwise specifically provided herein, be deemed sufficiently given or served if delivered personally to such other party or, if mailed by certified mail return receipt requested, postage prepaid, or by a nationally recognized overnight delivery service addressed, as the case may be, to Tenant at (a) prior to the Rent Commencement Date, ______________________________, and (b) after the Rent Commencement Date, 1351 H Street NE, Washington DC, and to Landlord at c/o WestMill Capital Partners: 1519 Connecticut Ave NW, Washington DC 20036. Any such notice shall be deemed given on the date delivered (if hand delivered), the next business day after deposit with a nationally recognized overnight delivery service, or two (2) business days after mailing (if mailed). Either party may, by giving seven (7) days written notice, at any time designate a different address to which notices shall subsequently be mailed.

ARTICLE 26 - WAIVER OF TRIAL BY JURY

26.01. Landlord and Tenant hereby waive trial by jury in any action, proceeding or counterclaim brought by either against the other on any matter whatsoever arising out of or in any way connected with this Lease, the relationship of Landlord and Tenant and Tenant's use or occupancy of the Premises including any claim of injury or damage, or any emergency or other statutory remedy with respect thereto.

ARTICLE 27 - <u>NO OTHER WAIVER OR MODIFICATION</u>

27.01. The failure of Landlord to insist in any one or more instances upon the strict keeping, observance or performance of any one or more of the agreements, terms, covenants, conditions or obligations of this Lease, or to exercise any right, remedy or election herein contained, shall not be construed as a waiver or relinquishment for the future of the performance of such one or more of the agreements, terms, covenants, conditions or obligations of this Lease or of the right to exercise any such right, remedy or election, but the same shall continue and remain in full force and effect with respect to any subsequent breach, act or omission. The receipt and retention by Landlord of Minimum Rent or Additional Rent with knowledge of the breach of any covenant, agreement, term, provision or condition herein contained shall not be deemed a waiver of such breach. The failure of Landlord to enforce the Rules and Regulations specified herein, or hereafter adopted, against Tenant shall not be deemed a waiver of any such Rules and Regulations.

ARTICLE 28 - <u>CURING TENANT'S DEFAULTS</u>

28.01. In addition to and without impairing any other rights or remedies accruing to Landlord as provided elsewhere in this Lease by reason of Tenant's default, if Tenant shall default in keeping, observance or performance of any covenant, agreement, term, provision or condition herein contained, Landlord, without thereby waiving such default, may perform the same for the account and at the expense of Tenant. All costs and expenses incurred by Landlord in connection with any such performance by it for the account of Tenant and also all costs and expenses, including reasonable counsel fees and disbursements incurred by Landlord in any action or proceeding (including any summary dispossess proceeding) brought by Landlord to enforce any obligation of Tenant under this Lease and/or right of Landlord in or to the Premises, together with interest thereon at the annual rate of five percent (5%) above the Prime Rate (but in no event at a rate in excess of that permitted by law) from the due date thereof until paid, shall be paid by Tenant to Landlord upon demand as Additional Rent.

ARTICLE 29 - <u>ESTOPPEL CERTIFICATE</u>

29.01. Tenant agrees, at any time and from time to time as requested by Landlord, upon not less than seven (7) days prior written notice, to execute and deliver without cost or expense to Landlord or its nominee a statement in form reasonably satisfactory to Landlord certifying that: (i) this Lease is unmodified and in full force and effect (or if there have been approved modifications), (ii) the current amount of Minimum Rent and Additional Rent, and the dates to which the Minimum Rent and Additional Rent have been paid, (iii) stating whether or not, to the best knowledge of Tenant, Landlord is in default in performance of any of its obligations under this Lease, and, if so, specifying each such default, (iv) that the Tenant has not paid rent for more than the current month during which the certification is made, and (v) such other provisions as may be requested by any mortgagees having a mortgage upon the leasehold or fee of the

Premises. It is intended that any such statement delivered to the Landlord or its nominee pursuant to this Article 29 may be relied upon by any prospective purchaser of the fee or any mortgagee thereof or any assignee of any mortgage upon the leasehold or fee of the Premises.

ARTICLE 30 - PARTIES BOUND

30.01. The obligations of this Lease shall bind and benefit the successors and assigns of the parties with the same effect as if mentioned in each instance where a party is named or referred to. If Landlord conveys, assigns or otherwise transfers its interest in the Premises or this Lease, upon such transfer Landlord shall be released and relieved from all liability with respect to the performance of all obligations on the part of Landlord to perform hereunder from and after the date of such transfer. It is intended that the obligations on the part of Landlord to be performed hereunder shall be binding on each holder of Landlord's interest hereunder only during and in respect of its respective period of ownership of a fee or leasehold interest in the Premises or in this Lease. A lease of Landlord's entire interest in the Premises as owner or lessee thereof shall be deemed a transfer within the meaning of this Article 30.

30.02. Tenant shall look solely to Landlord's estate and property in the Premises (or the proceeds thereof) for the satisfaction of Tenant's remedies for the collection of a judgment (or other judicial process) requiring the payment of money by Landlord in the event of any default by Landlord hereunder, and no other property or assets of Landlord or Landlord's partners, affiliates, or members shall be subject to levy, execution or other enforcement procedure for the satisfaction of Tenant's remedies under or with respect to either this Lease, the relationship of Landlord and Tenant hereunder or Tenant's use and occupancy of the Premises.

ARTICLE 31 - FORCE MAJEURE

31.01. Landlord and Tenant shall be excused from performing an obligation or undertaking provided for in this Lease so long as such performance is prevented or delayed, retarded or hindered by an Act of God, force majeure, fire, earthquake, flood, explosion, action of the elements, war, invasion, insurrection, riot, mob violence, sabotage, inability to procure or a general shortage of labor, equipment, facilities, materials or supplies in the open market, failure of transportation, strike, lockout, action of labor unions, a taking by eminent domain, requisition, laws orders of government, or of civil, military or naval authorities, or any other cause whether similar or dissimilar to the foregoing, not within the reasonable control of Landlord or Tenant, as the case may be, including reasonable delays for adjustments of insurance (collectively "Force Majeure"); provided, however, that no matter of Force Majeure shall relieve Tenant of its obligations hereunder to make full and timely payment of Rent as provided herein, or delay the Rent Commencement Date.

ARTICLE 32 - SUBORDINATION

32.01. This Lease shall be subject and subordinate at all times to all ground or underlying leases which now exist or may hereafter be executed affecting the Premises or any part thereof, and to the lien of any mortgages or deeds of trust in any amount or amounts whatsoever now or hereafter placed on or against the Premises or any part thereof, or on or against Landlord's interest or estate therein or on or against any ground or underlying lease without the necessity of having further instruments on the part of Tenant to effect such subordination. Upon request of

Landlord, Tenant will execute any further written instrument necessary to subordinate its rights hereunder to any such underlying leases or liens. If, at any time, or from time to time during the Term, any mortgagee shall request that this Lease have priority over the lien of such mortgage, and if Landlord consents thereto, this Lease shall have priority over the lien of such mortgage and all renewals, modifications, replacements, consolidations and extensions thereof and all advances made thereunder and interest thereon, and Tenant shall, within seven (7) days after receipt of a request therefor from Landlord, execute, acknowledge and deliver any and all documents and instruments confirming the priority of this Lease.

ARTICLE 33 -SIGNS

33.01. No sign, advertisement or notice ("Sign") shall be inscribed, painted, affixed or displayed on the windows, doors, transoms or exterior walls of the Premises, on any public area of the Building or in any location within the Premises from which said Signs, lights or other forms of inscription, advertising or display devices may be readily seen from outside the Premises, except at locations designated by Landlord near the entrance to the Premises, and then only in such places, numbers, sizes, content, color and style as is approved by Landlord and which conforms to all applicable laws and/or ordinances and to Building standards established by Landlord. If any such Sign does not conform to the aforesaid laws and/or ordinances, is affixed or displayed without Landlord's express prior written approval, or otherwise does not conform to Building standards established by Landlord, then following ten (10) days written notice from Landlord to Tenant, Landlord shall have the right to remove the Sign and Tenant shall be liable for any and all expenses incurred by Landlord, as Additional Rent, for such removal or for the repair of any damage caused by the Sign or caused by the Sign's removal. Any permitted sign, advertisement or notice, including, but not limited to, all costs of obtaining and necessary permits therefor, shall be at the sole expense of Tenant. It is further agreed that Tenant shall not use sidewalks, parking areas and alleys for displays, wares or Signs of any kind, nor shall Tenant conduct any "discount" or "going out of business" sales or operations. Without limiting the generality of the foregoing, in no event shall the Tenant (i) place any paper signs, temporary signage or displays inside or outside of the Premises; or (ii) display any permanent or temporary signs, neon or otherwise or promotional items in the windows of the Premises.

33.02. Tenant shall be responsible for any damage caused by any signs and any damage so caused shall be repaired forthwith at Tenant's sole cost and expense. In the event any sign erected by Tenant is removed during the Term of this Lease or at the expiration or earlier termination thereof, Tenant shall, at its sole cost and expense, repair or replace as necessary any damage whatsoever caused by the removal.

ARTICLE 34 - BROKER

34.01. Tenant covenants and agrees that Tenant has not dealt with any broker or brokers, other than WestMill Capital Partners, concerning this Lease transaction. Landlord and Tenant agrees to indemnify, defend and hold the other harmless from and against any expense or liability, inclusive of payment of any legal fees incurred by the other, arising out of any claims for brokerage commission or finders fee arising out of or based on their respective acts or omissions with any broker or brokers.

ARTICLE 35 - GENERAL PROVISIONS

35.01. The consent to or approval by Landlord of any act by Tenant requiring Landlord's consent or approval, including but not limited to permission to assign this Lease or sublet the Premises or any portion thereof, shall not waive or render unnecessary Landlord's consent to or approval of any subsequent similar act by Tenant. Each individual executing this Lease on behalf of a party represents and warrants to the other party that such individual is authorized to execute this Lease and bind such party.

35.02. This Lease contains all of the covenants, agreements, terms, provisions, conditions and understandings relating to the leasing of the Premises hereunder and Landlord's obligations in connection therewith and neither Landlord nor any agent or representative of Landlord has made or is making, and Tenant in executing and delivering this Lease is not relying upon, any warranties, representations, promises or statements whatsoever, except to the extent expressly set forth in this Lease. All understandings and agreements, if any, heretofore had between the parties are merged in this Lease, which alone fully and completely expresses the agreement of the parties. This Lease may not be amended except by an instrument in writing executed by Landlord and Tenant.

35.03. The invalidity of one or more phrases, articles, sections, sentences, clauses or paragraphs contained in this Lease shall not effect the remaining portions of this Lease or any part thereof, and in the event that any one or more of the phrases, articles, sections, sentences, clauses or paragraphs contained in this Lease should be declared invalid by the final order, decree of judgment of a court of competent jurisdiction, this Lease shall be construed as if such invalid phrases, articles, sections, sentences, clauses or paragraphs had not been inserted herein.

35.04. In order to insure the compliance of this Lease with any rule against perpetuities that may be in force in the state where the Premises are located, and without limiting or otherwise affecting Landlord's and Tenant's rights and obligations under this Lease, as stated in the other sections hereof, Landlord and Tenant agree that, irrespective of the reasons therefor, in the event that the Tenant fails to take possession of the Premises, and commence payment of Rent hereunder within twenty (20) years after the date of execution of this Lease, then this Lease, and the obligations of the parties hereunder, shall be deemed null and void and of no further force and effect. Without affecting the specific timing requirements otherwise applicable thereto under this Lease, any and all options granted to Tenant under this Lease must be exercised by Tenant, if at all, during the term (including any extension terms exercised by Tenant) of this Lease. Nothing contained in this Section 35.04 shall be construed to limit Landlord's rights and remedies hereunder or otherwise with respect to the failure by Tenant to take possession of the Premises and/or commence paying Rent hereunder.

35.05. The laws of the District of Columbia shall govern the validity, performance and enforcement of this Lease.

35.06. Will Sharp and Erik Bruner-Yang as Managing Members of Maketto LLC shall each, individually be considered a "Key Man" under the terms of this Lease. Each Key Man is required to commit no less than 25% of his time to the operations of the Tenant's business. Landlord reserves the right to request evidence of the aforementioned time commitment at anytime during the Lease. In the event that a Key Man fails to maintain the required time commitment, the Tenant shall be considered in Default of the Lease, and the Landlord shall be entitled to all rights and remedies thereunder.

35.07 A "Bad Boy" act shall be herein defined as; (i) gross neglect by either Managing Member and failure to cure such gross neglect within thirty (30) days receipt of notice, (ii) the commission of fraud by either Managing Member in connection with their duties under the Lease herein, (iii) the deliberate misuse or misappropriation of funds by either Managing Member, (iv) the conviction of either Managing Member for any felony that could reasonably be expected to have negative impact on the reputation or business of the Tenant, (v) the unauthorized transfer of ownership interests in Maketto LLC, the Tenant. In the event of Default due to a "Bad Boy" act, both Will Sharp and Erik Bruner-Yang, "Guarantor", as Managing Members of Maketto LLC, shall personally guaranty (the "Guaranty") (i) all sums state in the Lease to be payable by Tenant to Landlord shall be promptly paid in full when due in accordance with the Lease and (ii) Tenant shall perform and observe all its covenants set forth in the Lease. If any such sum or covenant is not timely paid, performed, or observed, Guarantor shall promptly after notice thereof, pay and undertake the same regardless of (a) any defense or right of offset or counterclaim which Tenant may have against Landlord, (b) termination of the Lease as a result of Tenant's default, or (c) any condition or contingency. This Guaranty is irrevocable, unconditional and absolute and shall remain in effect throughout the term of the Lease and any extensions or holdover periods thereafter.

35.08 Landlord shall have the right, twice annually during each year of the Lease Term, to close to business to the public to host private shareholder events. Said right shall be exercisable Monday, Tuesday, Wednesday, and Thursday, given Landlord provides sixty (60) day written notice to Tenant. Tenant and Landlord also agree to work together to develop and implement additional affinity programs for shareholders with a minimum market value of Ten Thousand Dollars ($10,000), which may include but are not limited discounts, special merchandise, special events, preferred status for promotional products, dinners, events, or other such related programs.

35.09 (a) As provided in Section 3.04 above, as Additional Rent hereunder, and in consideration for Landlord providing the Improvement Allowance, commencing on the Rent Commencement Date, Tenant agrees to pay to Landlord monthly "Net Profit Payments" equal to thirty (30%) percent (the "Profit Sharing Percentage") of Tenant's Net Profits. For the purposes hereof, Tenant's Net Profits shall be defined as Tenant's Gross Sales (defined below) less Tenant's reasonable and customary operating costs and expenses of operating the Premises and the businesses conducted therein ("Tenant's Expenses"). Tenant's Net Profits shall be calculated as Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA"), as defined by standard accounting practices. Attached hereto as Exhibit D is a Pro-Forma Profit & Loss Statement wherein Tenant has indicated the typical revenues and costs and expenses that it expects to incur at the Premises. Material deviations from Exhibit D shall require detailed explanations from Tenant and may constitute a default under this Lease if such deviations cannot be satisfactorily substantiated to Landlord.

Landlord acknowledges that from time to time during the Term of the Lease, Tenant may determine it necessary to reinvest part of Tenant's Net Profits, for improvements including building repair & maintenance, capital improvements, additional FFE, or other unforeseen capital costs. In the event that the cost of said reinvestment shall be greater than 70% of Tenant's Net Profits for the Quarter, Tenant shall notify Landlord via written notice. Tenant must receive written approval for any such reinvestment from Landlord prior to beginning any such work. During the initial three (3) years of the Lease Term, Landlord agrees that it will not prevent Tenant from making such reasonable reinvestments that are deemed necessary for the operations of the business.

(b) The term "Gross Sales" shall mean the aggregate of all receipts, revenues and income, however characterized, resulting or derived directly or indirectly from the operation of all or part of the Premises by Tenant or any subtenant, licensee or concessionaire. Gross Sales shall include, without limitation, (i) revenues from the sale of any food, beverages, goods, wares or merchandise sold or produced at the Premises, whether at wholesale or retail, or for cash, credit, trade-in or otherwise, (ii) the gross amount of deposits not refunded and not escheated to a governmental entity, and (iii) sales and services, (A) where the orders therefor originate in, at or from the Premises, or arise out of the use of the Premises and such orders are paid for at the Premises, in any case, whether delivery or performance is made from the Premises or from some other place, (B) made or performed by Internet, computer or telecommunications, mail, telephone, telecopy, or telegraph orders, provided such sales are paid for at the Premises or fulfilled from the Premises, (C) made or performed by means of mechanical or other vending devices at the Premises, or (D) which Tenant or any subtenant, assignee, licensee, concessionaire or other person in the normal and customary course of its business would credit or attribute to its operations in any part of the Premises. A sale shall be deemed to have been consummated for purposes of this Lease, and the entire amount of the sales price shall be included in Gross Sales, at such time as (1) the transaction is initially reflected in the books or records of Tenant, or any subtenant, assignee, licensee, concessionaire or other person at the Premises, or (2) Tenant or such other entity receives all or any portion of the sales price, except in event of receipt of deposits for special rooms or events, in which case the deposit shall be recognized at time of receipt of the remainder of such special room or event charge by Tenant or at the time any such deposit is deemed surrendered to or earned by Tenant if the remainder of the charge is not paid, or (3) the applicable goods or services are delivered to the customer, whichever first occurs, irrespective of whether payment is made in installments, the sale is for cash or credit, or otherwise, or if the full price has actually been paid at the time of inclusion in Gross Sales or at any other time. To the extent the provisions of this subsection (b) are in conflict with the times at which Gross Sales are recognized as sales for sales tax purposes, the methodology used for sales tax purposes shall apply. If requested by Landlord, Tenant shall submit to Landlord photocopies of the state or local sales tax or similar tax returns filed by Tenant promptly after filing the same with the appropriate governmental authority provided such tax returns are not consolidated with the Gross Sales of Tenant's other stores in the appropriate jurisdiction.

(c) Tenant's Expenses may not include (i) any salaries paid to any employee, partner or member of Tenant in excess of market based salaries, and (ii) any payments to employees, partners or members of Tenant, or any of their affiliates or related entities for goods and/or services in excess of market based costs and expenses for the same goods and services. Total Management Fees to Managing Members of Tenant, including affiliates of the Managing Members and owners with at least five (5%) percent equity interest in Tenant, shall be the lesser of four (4%) percent of Gross Sales or One Hundred and Sixty Thousand Dollars ($160,000). Tenant hereby agrees that its determination of Gross Sales, Tenant's Expenses and Net Profit Payments shall be made by Tenant in good faith, in a manner so as to maximize Tenant's Net

Profits, and in accordance with generally accepted accounting principles. If after the first Lease Year (12 months after Rent Commencement) the annual Net Profits, as defined herein, for any 12 month period are equal to or less than Zero ($0) US Dollars. Tenants agrees that Management fees for that Lease Year shall be reduced to the lesser of two (2%) percent of Gross Sales or Eighty Thousand Dollars ($80,000).

(d) Net Profit Payments shall be determined and paid, without any prior demand therefor, as follows:

(i) No later than thirty (30) days after the close of each month period during the Term (including, without limitation, the thirtieth (30th) day of the month following the end of the Term, as to which Tenant's obligation shall survive the expiration or any earlier termination pursuant to any provision of the Lease or by law), Tenant shall deliver to Landlord a true, correct and complete statement in a form reasonably approved by Landlord, certified as such by an authorized officer or agent of Tenant, showing (A) the Gross Sales and Tenant's Expenses made in the immediately preceding month, and (B) a calculation of the Net Profit Payment then due (each such statement, a "Net Profit Statement"). Quarterly, with the rendition of that month's statement, Tenant shall pay to Landlord the Net Profit Payment then due.

(ii) No later than sixty (60) days after the close of each Lease Year during the Term, and within sixty (60) days after the expiration date of the Lease (as to which Tenant's obligation shall survive the expiration date), or any earlier termination pursuant to any provision of the Lease or by law, Tenant shall deliver to Landlord a true, correct and complete statement (each such statement, an "Annual Net Profit Statement") of Gross Sales and Tenant's Expenses for the preceding Lease Year setting forth (A) Gross Sales and Tenant's Expenses for such Lease Year by calendar month, (B) the aggregate amount paid to date by Tenant as Net Profit Payments for such Lease Year, and (C) the amount by which the aggregate amount paid by Tenant as Net Profit Payments for such Lease Year exceeds or is less than, as the case may be, the amount of Net Profit Payments that were actually payable for such Lease Year (the "Annual Net Profit Payment Amount"). The Annual Net Profit Statement shall be certified by an authorized officer or agent of Tenant to be true and correct in accordance with the requirements of this Lease and with generally accepted accounting principles. If the aggregate amount paid by Tenant as Net Profit Payments for such Lease Year shall be less than the Annual Net Profit Payment Amount for the Lease Year, then simultaneously with the rendition of such Annual Net Profit Statement, Tenant shall pay to Landlord the amount of such deficiency. If the aggregate amount paid by Tenant as Net Profit Payments for such Lease Year shall be greater than the Annual Net Profit Payment Amount, then, so long as no Event of Default shall exist, Landlord shall credit against the next monthly installments of Rent (other than Minimum Rent) due the amount of such overpayment. Any payment timely made by Tenant and credit by Landlord pursuant to this clause shall be without interest thereon. The acceptance by Landlord of payments of Net Profit Payments or reports of Net Profits shall be without prejudice to Landlord and shall in no event constitute a waiver of Landlord's right to claim a deficiency or to audit Tenant's books and records as provided herein.

(iii) In the event Tenant shall fail to timely submit a Periodic or an Annual Net Profit Statement as required by this provision or otherwise impedes Landlord's audit of Net Profits, Landlord shall deliver to Tenant written notice of such failure and if said failure or interference continues for more than 30 days after written notice from Landlord, (A) Tenant shall pay on demand a late fee of Three Hundred and 00/100 Dollars ($300.00) per late statement, as Additional Rent, and (B) Landlord shall have the right , in addition to all other remedies set forth in this Lease, to estimate Tenant's Net Profits for any non-reported period as 125% of the Net Profits for any previous period, and bill Tenant for any Net Profit Payments which may be due based upon the estimated Net Profits, and at Landlord's option, the same shall be conclusively deemed to be the Net Profits for such period.

(e) Tenant shall keep and maintain at Tenant's corporate headquarters books of accounts covering all Gross Sales and Tenant's Expenses at the Premises for a period of at least thirty-six (36) months from and after the end of the month in which such transactions occur. Such books of accounts shall be prepared and maintained in accordance with generally accepted accounting principles ("GAAP"), of all sales and other transactions from which Net Profits at, upon or from the Premises can be determined. Tenant agrees to record or have recorded by others operating in the Premises all sales, at the time each sale is made, whether for cash or credit, in a cash register or a computer point of sale mechanism used to record sales. Tenant's obligations under this Section shall survive the Expiration Date. The books and records to be kept by Tenant shall include, without limitation, (i) cash register tapes, including tapes from temporary registers if such system is in place; (ii) detailed records of any exclusions or deductions from Gross Sales; (iii) sales tax records and (iv) such other records, if any, which would normally be examined by an independent accountant pursuant to accepted auditing standards in performing an audit of Tenant's sales. Landlord shall have the right, within one hundred eighty (180) days after receiving Tenant's Annual Net Profits Statement, to audit (but not more than once annually) Tenant's books of accounts relating to Tenant's Net Profits. Upon request of Landlord and at any reasonable time during regular business hours, and upon reasonable prior written notice to Tenant, the books of accounts of Tenant (as they relate to Tenant's operations at the Premises) shall be made available to Landlord or Landlord's auditor at Tenant's offices for an examination, inspection or audit; provided, however, that the maximum period which can be examined, inspected or audited shall never exceed the thirty six (36) month period immediately preceding the month in which such examination, inspection or audit is conducted. If an audit conducted by Landlord or Landlord's auditor should determine that any previously submitted statement or statements of Tenant for the immediately preceding thirty six (36) month period is inaccurate, and that Net Profits Payments have thus been erroneously overpaid or unpaid, there shall be an adjustment to the end that the correct amount of Net Profits Payments will have been paid by Tenant. In the event that an audit discloses an understatement of Net Profits by Tenant in excess of five percent (5%) of the amount theretofore reported and, as a result thereof, Net Profits Payments have been underpaid, Tenant shall pay the actual and reasonable out-of-pocket cost of such audit as well as the underpaid Net Profits Payments.

(f) No later than ninety (90) days after the close of each calendar year during the Term, Tenant shall deliver to Landlord copies of its final Federal and State tax returns for the calendar year in question so that Landlord may verify that the information contained therein is in conformance with Tenant's Annual Net Profits Statement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Declaration of Rent Commencement Date as of the day and year first above written.

WITNESS:

LANDLORD:

Fundrise 1351 H Street, LLC, a Delaware limited liability company
By: Its Manager, Fundrise Fund LLC
By: Its Manager, Fundrise Fund Manager, LLC

By: ______________________
Benjamin S. Miller
Manager of Fundrise Fund Manager, LLC

By: ______________________
Daniel S. Miller, Managing Member
Manager of Fundrise Fund Manager, LLC

WITNESS:

TENANT:

Maketto, LLC

By: ______________________
Erik Bruner-Yang, Managing Member

By: ______________________
Will Sharp, Managing Member

EXHIBIT A

PLAN DEPICTING PREMISES

26 | BRL
WSS |


H STREET, NE

EXHIBIT B

DECLARATION OF RENT COMMENCEMENT DATE

This Declaration of Rent Commencement Date is made as of the ___ day of _____________ ,2012 by and between FUNDRISE 1351 H STREET, LLC, a District of Columbia limited liability company whose address is 1519 Connecticut Ave NW #200, Washington, DC 20036 ("Landlord"), and MAKETTO, LLC, a District of Columbia limited liability company whose address is 1351 H Street NE, Washington DC 20002 ("Tenant").

1. Landlord and Tenant entered into a Lease Agreement dated ________________, 2012, in which Landlord leased to Tenant and Tenant leased from Landlord certain Premises described therein located at 1351 H Street, NE, Washington, DC, 20002. All capitalized terms herein are as defined in the Lease.

2. Pursuant to the Lease, Landlord and Tenant agreed to and do hereby confirm the following matters:

a. the Rent Commencement Date of the Lease is ________________;

b. the Expiration Date of the initial term of the Lease is ________________;

3. Tenant confirms that:

a. it has accepted possession of the Premises as provided in the Lease;

b. any work required to be performed or furnished by Landlord under the Lease has been completed and/or furnished;

c., Landlord is not in default under the Lease as of the date hereof and has fulfilled all of its obligations under the Lease as of the date hereof;

d. the Lease is in full force and effect and has not been modified, altered, or amended except as such is modified, altered, or amended by this Declaration; and

e. there are no set-offs or credits against Rent, and no prepaid Rent has been paid except as provided by the Lease.

4. The provisions of this Declaration of Lease Commencement Date shall inure to the benefit of, or bind, as the case may require, the parties and their respective successors and assigns, and to all mortgagees of the Premises.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Declaration of Rent Commencement Date as of the day and year first above written.

WITNESS: LANDLORD:

Fundrise 1351 H Street, LLC, a District of Columbia limited liability company

____________________ By: ____________________
Benjamin S. Miller, Managing Member

____________________ By: ____________________
Daniel S. Miller, Managing Member

WITNESS: TENANT:

Maketto, LLC

____________________ By: ____________________
Erik Bruner-Yang, Managing Member

____________________ By: ____________________
Will Sharp, Managing Member

EXHIBIT C

TENANT"S WORK RULES AND REGULATIONS

1. Tenant will supply Landlord with a copy of any required permits in connection with Tenant's work prior to the start of any work.

2. Tenant will post any such required permit on a wall of the construction site while work is being performed.

3. Walk-off mats are to be provided at entrance doors.

4. Contractors will remove their trash and debris daily, or as often as necessary to maintain cleanliness of the Premises. Public trash containers are not to be used for construction debris. Landlord reserves the right to bill Tenant for any cost incurred to clean up debris left by any contractor (other than the Contractor). Dumpsters are to be located in locations approved by Landlord.

5. No electrical services are to be put on the emergency circuit, without specific written approval from the Landlord.

6. The Landlord will be notified of all work schedules of all workmen on the job and will be notified, in writing, of names of those who may be working on the Premises after "normal" business hours.

7. Contractors will be responsible for daily removal of waste foods, milk and soft drink containers, etc. to sealed containers provided by Tenant's contractor and shall be removed from the site on a daily basis.

8. Construction personnel are not to eat in front of building nor are they to congregate in front of building.

9. The Landlord is to be contacted by Tenant when work is completed for inspection. Any damage to Building will be determined at that time.

10. All key access, utility interruptions, fire alarm work, or interruption of security hours must be arranged with the Landlord's.

11. All workers are required to wear a shirt and shoes.

12. Public spaces must be cleaned immediately after use. Construction debris or materials found in public areas will be removed at Tenant's cost.

13. There will be no yelling or boisterous activities.

14. All construction materials or debris must be stored within the project confines or in an approved lock-up.

15. There will be no alcohol or controlled substances allowed or tolerated.

16. The contractors and Tenant shall be responsible for all loss of their materials and tools and shall hold Landlord harmless for such loss and from any damages or claims resulting from the work.

17. The contractor(s) shall maintain insurance coverage throughout the job of a type(s), in amounts and issued by an insurance company, reasonably satisfactory to Landlord.

18. The Contractor must receive approval from Landlord for any structural work or work that involves the roof.

19. Tenant's contractor must receive Landlord approval prior to posting signage.

EXHIBIT D

PRO-FORMA PROFIT & LOSS FINANCIAL STATEMENT

EXHIBIT 6.2

FUNDRISE
Fundrise 1351 H Street

May 10, 2012

Will Sharp
Maketto LLC
1351 H Street NE
Washington, DC 20002

Re: Lease Agreement with Fundrise 1351 H Street, LLC dated as of May 9th, 2012 (the "Lease Agreement").

Dear Will:

This letter is intended to amend and modify the referenced Lease Agreement by delaying the submission of the Exhibit D, Pro-Forma Profit & Loss Financial Statement, for one-hundred-twenty (120) days after the date of the Lease Agreement in order to give you sufficient time to develop your full and complete business plan.

Landlord and Tenant hereby covenant and agree: (a) that, except as expressly set forth herein, there are no other modifications of or amendments to the Lease Agreement, (b) that the Lease Agreement, as modified herein, is and shall continue to be binding and in full force and effect, and (c) that the Lease Agreement, as modified herein, is hereby ratified, confirmed, and reaffirmed by the parties hereto in all respects.

In the event of any conflict between the terms and provisions of this Amendment and the terms and provisions of the Lease Agreement, the terms and provisions of this Amendment shall govern and control.

LANDLORD:
Fundrise 1351 H Street, LLC, a Delaware limited liability company
By: Its Manager, Fundrise Fund LLC
By: Its Manager, Fundrise Fund Manager, LLC

By: ______________________
Benjamin S. Miller
Manager of Fundrise Fund Manager, LLC

TENANT:
Maketto, LLC

By: ______________________
Will Sharp, Managing Member